45

07024195

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Arisawa Manufacturing Co., Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 08 2007
THOMSON FINANCIAL

FILE NO. 82- 04620 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw
DAT : 6/6/07

Closing Announcement of Fiscal Year Ending March 31, 2007

April 25, 2007

Name of Listed Company:	Arisawa Mfg. Co., Ltd.	Listed on the 1st Section of Tokyo Stock Exchange	
Code No.:	5208	(URL http://www.arisawa.co.jp/)	
Representative:	President and CEO:	Sanji Arisawa	
Contact Person:	Director & Managing Operating Officer:	Tetsuro Iizuka	TEL: (025) 524-7101
Scheduled Date of Holding Annual General Meeting of Shareholders:	June 28, 2007	Scheduled Date of Commencement of Dividend Payment:	June 29, 2007
Scheduled Date of Submitting Financial Report:	June 29, 2007		

ARIS
3-31-07

1. Results for Fiscal Year Ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

(1) Consolidated Operating Results

(Indicated by rounding off an amount less than 1 million yen)
(% indication shows the increase or decrease rate from the previous period)

	Sales		Operating profit		Ordinary profit		Current net profit	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Fiscal Year Ending March 31, 2007	42,652	Δ4.7	2,743	Δ28.3	3,580	Δ32.7	2,213	Δ43.1
Fiscal Year Ending March 31, 2006	44,759	Δ22.2	3,828	Δ61.2	5,320	Δ52.2	3,892	Δ45.6

	Current net profit per share	Fully diluted current net profit per share	ROE	Ordinary profit ratio of total assets	Operating profit ratio of sales
	(Yen, Sen)	(Yen, Sen)	%	%	%
Fiscal Year Ending March 31, 2007	62.83	62.75	5.1	6.5	6.5
Fiscal Year Ending March 31, 2006	108.06	107.82	9.2	9.2	8.6

(Reference) Equity method investment income: Fiscal Year Ending March 31, 2007: 704 million yen,
Fiscal Year Ending March 31, 2006: 1,298 million yen

(2) Consolidated Financial Condition

	Total assets	Net asset	Net worth ratio	Net asset per share
	(million yen)	(million yen)	%	(Yen, Sen)
Fiscal Year Ending March 31, 2007	53,443	43,117	80.6	1,231.45
Fiscal Year Ending March 31, 2006	56,385	42,927	76.1	1,209.94

(3) Status of Consolidated Cash Flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financing activities	Closing balance of cash and cash equivalents
	(million yen)	(million yen)	(million yen)	(million yen)
Fiscal Year Ending March 31, 2007	2,618	Δ1,971	Δ1,907	4,057
Fiscal Year Ending March 31, 2006	4,470	Δ1,097	Δ4,122	5,308

2. Status of Dividend

	Dividend per share			Total dividends (consolidated)	Dividend ration (consolidated)	Ratio of dividends to net assets
	Interim of the term	End of the term	Annual			
	(Yen, Sen)	(Yen, Sen)	(Yen, Sen)	(million yen)	%	%
Fiscal Year Ending March 31, 2006	---	33.00	33.00	1,170	30.5	2.7
Fiscal Year Ending March 31, 2007	---	26.00	26.00	909	41.4	2.1
Fiscal Year Ending March 31, 2008 (Forecast)	---	18.00	18.00		29.3	

3. Expected Consolidated Results for Fiscal Year Ending March 31, 2008
(From April 1, 2007 to March 31, 2008)

(% indication shows the increase or decrease rate for full-year from the previous period and for interim period from the previous interim period)

	Sales		Operating profit		Ordinary profit		Current net profit		Current net profit per share
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%	(Yen, Sen)
Interim Term	18,900	Δ22.6	800	Δ61.3	1,350	Δ47.9	900	Δ43.7	25.72
Full year	40,500	Δ5.0	2,200	Δ19.8	3,200	Δ10.6	2,150	Δ2.9	61.44

4. Others
   (1) Changes in material subsidiaries during the period (changes in specific subsidiaries accompanying the changes in the scope of consolidation): None

   (2) Changes in principles, procedures and representation method of accounting related to preparation of consolidated financial statements (the matters to be described in the changes in substantial underlying matters for preparation of consolidated financial statements)
      1) Changes in connection with the amendment of accounting standards, etc.: Yes
         Note: For details, refer to "Changes in Important Underlying Matters for Preparation of Consolidated Financial Statements" on page 23.
      2) Changes other than those set forth in 1): None
   (3) Number of outstanding shares (number of common stocks)
      1) Number of outstanding shares at the end of period: March 31, 2007: 36,547,029 shares, March 31, 2006: 36,526,129 shares
      2) Number of treasury stocks at the end of period: March 31, 2007: 1,556,189 shares, March 31, 2006: 1,053,997 shares
         Note: For the number of shares constituting the base of calculation of net profit (consolidation) per share, refer to "Per Share Information" on page 39.

(Reference) Overview of Individual Business Results

1. Individual Results for Fiscal Year Ending March 31, 2007 (From April 1, 2006 to March 31, 2007)
   (1) Individual Operating Results

(% indication shows the increase or decrease rate from the previous period)

	Sales		Operating profit		Ordinary profit		Current net profit	
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%
Fiscal Year Ending March 31, 2007	39,672	Δ4.9	1,770	Δ40.6	2,644	Δ28.1	1,756	Δ27.4
Fiscal Year Ending March 31, 2006	41,696	Δ23.0	2,982	Δ67.1	3,676	Δ61.9	2,419	Δ59.7

	Current net profit per share	Fully diluted current net profit per share
	(Yen, Sen)	(Yen, Sen)
Fiscal Year Ending March 31, 2007	49.86	49.80
Fiscal Year Ending March 31, 2006	67.31	67.17

   (2) Individual Financial Condition

	Total assets	Net asset	Net worth ratio	Net asset per share
	(million yen)	(million yen)	%	(Yen, Sen)
Fiscal Year Ending March 31, 2007	42,102	33,094	78.5	945.02
Fiscal Year Ending March 31, 2006	45,884	33,370	72.7	940.76

2. Expected Individual Results for Fiscal Year Ending March 31, 2008
   (From April 1, 2007 to March 31, 2008)

(% indication shows the increase or decrease rate for full-year from the previous period and for interim period from the previous interim period)

	Sales		Operating profit		Ordinary profit		Current net profit		Current net profit per share
	(million yen)	%	(million yen)	%	(million yen)	%	(million yen)	%	(Yen, Sen)
Interim Term	17,500	Δ23.6	350	Δ77.1	900	Δ61.6	600	Δ61.4	17.15
Full year	38,000	Δ4.2	1,300	Δ26.6	1,900	Δ28.1	1,300	Δ26.0	37.15

* The above projections were made based on available information as of the date of announcement, while future results may differ due to various factors.

1. Business Results

(1) Analysis for business results

1) General conditions of the current consolidated fiscal year

As for economic conditions in the current consolidated accounting period, business progressed on a gradual recovery trajectory due to improvements in corporate business results and an increase in capital investment.

On the other hand, in the related industries of the Company, in addition to more intensified competition over digital products, including mobile phones and large size TVs, etc., as a result of a price hike in materials due to soaring crude oil prices, the business environment grew more severe.

Under such circumstances, our Group has concentrated business resources in the electronic materials field with the aim of increasing sales, but sales for the current consolidated accounting period were ¥42,652 million, a decrease of 4.7% from the previous period. Also due to a decrease in sales prices in connection with tougher competition and an increase in material prices, as regards to profits, operating profit decreased by 28.3% from the previous period to ¥2,743 million and ordinary profit decreased by 32.7% from the previous period to ¥3,580 million while current net profit was ¥2,213 million, a decrease of 43.1% from the previous period.

(Reference) Net Sales by Field (Non-consolidation)

(Unit: Indicated by rounding down less than one million yen)

	Year ended March 31, 2006		Year ended March 31, 2007		Rate of increase or decrease against the previous period
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	25,639	61.5%	24,626	62.1%	Δ4.0%
Display materials	8,736	21.0%	7,137	18.0%	Δ18.3%
Electric insulation materials	3,007	7.2%	3,399	8.6%	13.0%
Industrial application structural materials	2,546	6.1%	3,077	7.7%	20.9%
Related products	1,765	4.2%	1,433	3.6%	Δ18.9%
Total	41,696	100.0%	39,672	100.0%	Δ4.9%

2) Forecast for the Next Consolidated Fiscal Year

In related industries of the Company, we expect severe conditions will continue as competition intensifies. Under such circumstances, we expect sales of ¥40,500 million (a decrease of 5.0% from the previous period), operating profit of ¥2,200 million (a decrease of 19.8% from the previous period), ordinary profit of ¥3,200 million (a decrease of 10.6% from the previous period) and current net profit of ¥2,150 million (a decrease of 2.9% from the previous period) for consolidated results for the year ending March 31, 2008.

(2) Analysis of Financial Conditions

1) Status of Assets, Liabilities and Net Assets

Total assets decreased by ¥2,942 million to ¥53,443 million from the end of the previous consolidated fiscal year. This was a result of a decrease in cash and deposits by ¥1,225 million due to the decrease in income and a decrease in inventories by ¥1,369 million due to efforts at reducing inventories.

Total liabilities were ¥10,326 million, a decrease of ¥3,131 million from the end of the previous consolidated fiscal year. This was mainly due to a decrease in trades payable by ¥2,755 million.

Net assets increased by ¥189 million from the end of previous consolidated fiscal year to reach ¥43,117 million.

The net worth ratio increased by 4.5 points from the end of the previous consolidated fiscal year to 80.6%.

2) Status of Cash flow

Cash and cash equivalents at the end of current consolidated fiscal year decreased by ¥1,250 million from the end of the previous consolidated fiscal year to ¥4,057 million. The status of each cash flow and their factors are as follows.

(Cash Flow from Operating Activities)

Due to a decrease in current net profit before taxes, etc., cash inflow was ¥2,618 million, a decrease of ¥1,852 million from the previous consolidated fiscal year.

(Cash Flow from Investment Activities)

Due to a decrease in refunds of fixed deposit, etc., cash outflow increased by ¥874 million from the previous consolidated fiscal year.

(Cash Flow from Financing Activities)

As expenditures for acquisition of treasury stocks and dividend payments both decreased, cash outflow decreased by ¥2,215 million from the previous consolidated fiscal year.

3) Transitions of Cash Flow related Index

	Period ended March 31, 2005		Period ended March 31, 2006		Period ended March 31, 2007	
	Interim	End of Year	Interim	End of Year	Interim	End of Year
Net worth ratio (%)	63.0	70.5	73.8	76.1	71.9	80.6
Net worth ratio on a basis of market price (%)	247.5	219.6	141.7	164.2	85.5	81.2
Ratio of cash flow to interest bearing debt (year)	0.1	0.0	0.0	0.0	0.1	0.1
Interest coverage ratio (times)	3,513.6	2,799.2	1,593.3	2,087.1	3,171.4	1,636.5

Net worth ratio: (Total net assets - New share subscription rights - Minority interests)/ Total assets

Net worth ratio on a basis of market price: Total market value of shares/ Total assets

Ratio of cash flow to interest bearing debt: Interest bearing debts/ Cash flow from operating activities

Interest coverage ratio: Cash flow from operating activities / Interest paid

Notes:

1. *Each index is calculated by the financial figures on a consolidated basis.*
2. *Total market value of shares is calculated based on the number of outstanding shares, excluding treasury stocks.*
3. *Cash flow from operation activities is used for cash flow.*
4. *Interest bearing debts cover all the debts that paid interest out of debts appropriated on the consolidated balance sheet.*

(3) Basic Policy for Profit Distribution and Dividends for Current and Next Periods

Regarding the dividend policy of the Company, profit returns to all shareholders are a top priority of management. We will continue profit distribution coupled with consolidated results and pay out dividends aiming at a dividend ratio of 25% to the current consolidated net profit, taking into consideration performance and financial requirements. With respect to internal reserves, the Company will appropriate capital for research and development and capital investment for business expansion, etc., in order to increase profits for our shareholders in the future. In this regard, the dividend for the current period is expected to be ¥26 per share. For the period ending March 31, 2008, ¥18 per share is expected.

(4) Business Risks

With respect to the contents stated in the business performance and financial conditions, the matters that might significantly affect the judgment of investors seem to be as follows.

a) Regarding fluctuations in demand for products

Major users of the products manufactured and sold by our group are consumer electronic appliance manufacturers, electronic components manufacturers and industrial electronic appliance manufacturers and the fluctuations in demand for consumer electronic appliances affected the business performance of our group.

b) Regarding dependence on particular products

Net sales of the Company largely depend on the fields of electronic materials and display materials. If sales in these fields decrease, it might affect the business performance of our group.

c) Regarding fluctuations in foreign exchange
In determining the sales price of display materials, we determine the sales price for users on a foreign currency basis and it might affect the business performance of our group due to large fluctuations in foreign exchange rates.

d) Regarding procurement of raw materials
For the raw materials our group purchases, an upward trend in purchase prices has been observed due to soaring crude oil prices. If the purchase prices of raw materials rise considerably, it might affect the business performance of our group.

e) Regarding the impact of disasters
Many of our production bases are concentrated in Joetsu-shi, Niigata Prefecture. In the event of an earthquake or power failure and other disasters, it might affect the business performance of our group due to interruption of production activities, etc.

2. Present Conditions of Business Group

Our Group is comprised of the Company, 9 subsidiaries and 7 affiliated companies. The Group manufactures and sells electronic materials, display materials, electric insulation materials, and industrial application structural materials. It is also developing business activities, including sales and distribution of goods related to each business and sales of other services and sporting goods.

In this regard, as segment information by business category is not described, it is described by business segment.

(1) Manufacture and Sales of Industrial Materials, etc.

1) Electronic materials
The Company carries out manufacture and sales of base materials for flexible and rigid printed-wiring boards, etc., to be used as electronic materials and Arisawa Fiber Glass Co., Ltd., one of our subsidiaries conducts manufacture of glass cloth for printed-wiring boards. ARISAWA MANUFACTURING (DALIAN) CO., LTD., one of our subsidiaries, also performs the post-processing of materials for flexible printed-wiring boards and an affiliated company, Taiflex Scientific Co., Ltd. also manufactures and sells the products.

2) Display Materials
The Company manufactures and sells Fresnel lenses and anti-reflection films for projection TVs, and Asuna Co., Ltd., a subsidiary, sells three-dimensional display equipment. Polatechno Co., Ltd., an affiliated company, manufactures and sells polarizing plates for liquid crystal displays, etc., Colorlink Japan Co., Ltd. manufactures and sells special optical films and DDD Group plc develops and sells 3D contents and hardware.

3) Electric Insulation Materials
Arisawa Fiber Glass Co., Ltd., a subsidiary, manufactures glass cloth tapes used as electric insulation materials and the Company sells these while other subsidiary Arisawa Sogyo Co., Ltd. and an affiliated company, Tochio Nakajin Shosen, Ltd. manufacture these products.
The Company manufactures and sells pre-preg for electric insulation and Arisawa Jushi Kogyo Co., Ltd., one of our subsidiaries also carries out manufacturing.

4) Industrial application structural materials
While the Company manufactures and sells FW molded products used as industrial application structural materials, and honeycomb panels and pre-preg, etc., for aircraft, Arisawa Sogyo Co., Ltd., a subsidiary, and, Shinano Co., Ltd. an affiliated company manufacture drawing molded products and FRP ski sheets, etc.

5) Others
Related products set forth in 3) and 4) in the above are sold by the Company and also by Arisawa Kenpan Co., Ltd., a subsidiary.

(2) Other Businesses

Eagle Co., Ltd., a subsidiary, operates a driving range, and Shinano Co., Ltd., an affiliated company, sells sporting goods.

The above matters shall be shown by a business activities diagram on the following page.

(Business Activities Diagram)



Electronic materials
Taiflex Scientific Co., Ltd.
ARISAWA MANUFACTURING (DALIAN) CO.,LTD.
Arisawa Fiber Glass Co., Ltd.
Electric insulation materials
Arisawa Jushi Kogyo Co., Ltd.
Tochio Nakajin Shosen, Ltd.
Arisawa Sogyo Co., Ltd.
Industrial application structural materials
Ryoyu Kogyo Co., Ltd.
Arisawa Mfg. Co., Ltd. (Manufacture and sales)
Polatechno Co., Ltd.
Colorlink Japan Co., Ltd.
Asuna Co., Ltd.
DDD Group plc
Display materials
Arisawa Kenpan Co., Ltd.
Other industrial materials
Eagle Co., Ltd.
Shinano Co., Ltd.
NB Optic, Co., Ltd.
Other Businesses
Transactions of products, etc.
Other Businesses
Consolidated subsidiary
Non-consolidated subsidiary
Affiliated company for which equity method has been applied
Affiliated company for which equity method has not been applied

Note: 1. Shinano Co., Ltd. manufactures and sells industrial materials (industrial application structural materials) in addition to Other businesses.

3. Corporate Policy

(1) Corporate Basic Policy

The Company has implemented the following corporate policies, based on the philosophy of "creation, innovation and challenge."

I. To reform ourselves under a sense of crisis.

II. To promote business differentiation through speedy actions, anticipating changes in the market.

III. To formulate a new business foundation through bold ideas and an aggressive approach.

Based on its corporate policy, the Company aims at creating corporate value and increasing shareholder value through improvements in customer satisfaction levels, increased speed in new product development and strengthening profitability via thorough cost reductions.

(2) Target Management Index

Our target management index is set out for mid and long-term as follows: a new product sales ratio exceeds 50%, ordinary profit is of more than 15% and ROE (Return on Equity) is of more than 12%.

(3) Mid and Long-Term Corporate Strategy

The Company invested business resources in the two fields of materials for flexible printed-circuit boards and Fresnel lenses, which used to be niche markets, and has built up a robust management foundation. The competition has become much tougher, however, as the market has expanded. We will continue thorough cost reductions and development of differentiated products in these fields as well as focusing on early development of our next core products.

(4) Tasks to be Tackled by the Company

Our Group is promoting the following as our tasks to be tackled in order to achieve the aforementioned management strategy earlier and more securely.

1) To concentrate business resources in the electronic materials field and accelerate development of differentiated products to increase net sales as well as aim at early development of our next core products in the display materials field.
2) To promote proactive technical tie-ups to attempt early start of developed products.
3) To strongly promote the Arisawa Production System to realize thorough cost reductions.
4) To aim at utilizing a network system and promoting reinforcement of mobility through anticipation and sharing of information.

Consolidated Financial Statement

(1) Consolidated Balance Sheet

Item	Note	Previous consolidated fiscal year (As of March 31, 2006) Amount (Thousands of yen)		Com-position ratio (%)	Current consolidated fiscal year (As of March 31, 2007) Amount (Thousands of yen)		Com-position ratio (%)	Increase or decrease against the previous year (Thousands of yen)
(Assets)								
I. Current Assets								
1. Cash and deposits			6,568,685			5,342,698		
2. Trade notes & accounts receivable	*6		10,138,086			9,684,694		
3. Inventories			7,700,263			6,331,117		
4. Deferred taxable assets			278,068			334,039		
5. Others			990,257			1,037,046		
Allowance for doubtful accounts			Δ50,732			Δ50,899		
Total Current Assets			25,624,628	45.4		22,678,696	42.5	Δ2,945,932
II. Fixed Assets								
1. Tangible fixed assets								
(1) Buildings & structures	*2	14,880,313			15,105,829			
Accumulated depreciation		7,406,132	7,474,180		7,911,530	7,194,298		
(2) Machinery, equipment and delivery equipment	*2	20,986,706			21,879,236			
Accumulated depreciation		14,117,795	6,868,911		15,341,251	6,537,985		
(3) Tools and fixture	*2	1,520,098			1,612,639			
Accumulated depreciation		1,262,882	257,215		1,333,309	279,330		
(4) Land	*2		1,549,772			1,551,385		
(5) Construction in progress			758,323			589,153		
Total Tangible Fixed Assets			16,908,404	30.0		16,152,152	30.2	Δ756,252
2. Intangible fixed assets			96,511	0.2		124,258	0.2	27,747
3. Investments and other assets								
(1) Investment securities	*1		13,346,493			14,027,999		
(2) Long-term loans			296,241			465,793		
(3) Deferred taxable assets			49,802			48,990		
(4) Others	*1		230,677			203,408		
Allowance for doubtful accounts			Δ167,294			Δ257,897		
Total Investment and Other Assets			13,755,921	24.4		14,488,294	27.1	732,373
Total Fixed Assets			30,760,837	54.6		30,764,705	57.5	3,868
Total Assets			56,385,465	100.0		53,443,401	100.0	Δ2,942,064

Item	Note	Previous consolidated fiscal year (As of March 31, 2006) Amount (Thousands of yen)		Composition ratio (%)	Current consolidated fiscal year (As of March 31, 2007) Amount (Thousands of yen)		Composition ratio (%)	Increase or decrease against the previous year (Thousands of yen)
(Liabilities)								
I. Current Liabilities								
1. Trade notes & accounts payable	*6		9,915,961			7,160,219		
2. Short-term borrowings	*2 *3		194,000			190,000		
3. Income taxes, etc. payable			821,716			379,249		
4. Reserve for bonuses			787,797			458,207		
5. Reserve for officers' bonuses			---			11,551		
6. Others	*6		1,255,931			1,586,428		
Total Current Liabilities			12,975,406	23.0		9,785,656	18.3	Δ3,189,750
II. Fixed Liabilities								
1. Deferred taxable liabilities			344,905			425,817		
2. Reserve for retirement allowance			37,598			37,309		
3. Others			100,061			77,331		
Total Fixed Liabilities			482,565	0.9		540,458	1.0	57,893
Total Liabilities			13,457,971	23.9		10,326,114	19.3	Δ3,131,856
(Shareholders' Equity)								
I. Capital	*4		7,101,486	12.5		---	---	Δ7,101,486
II. Capital surplus			6,213,517	11.0		---	---	Δ6,213,517
III. Earned surplus			30,882,205	54.8		---	---	Δ30,882,205
IV. Other revaluation balance of securities			1,076,085	1.9		---	---	Δ1,076,085
V. Exchange rate adjusting accounts			98,336	0.2		---	---	Δ98,336
VI. Treasury Stocks	*5		Δ2,444,136	Δ4.3		---	---	2,444,136
Total Shareholders' Equity			42,927,494	76.1		---	---	Δ42,927,494
Total Liabilities & Shareholders' Equity			56,385,465	100.0		---	---	Δ56,385,465

Item	Note	Previous consolidated fiscal year (As of March 31, 2006) Amount (Thousands of yen)	Previous consolidated fiscal year (As of March 31, 2006) Composition ratio (%)	Current consolidated fiscal year (As of March 31, 2007) Amount (Thousands of yen)	Current consolidated fiscal year (As of March 31, 2007) Composition ratio (%)	Increase or decrease against the previous year (Thousands of yen)
(Net Assets)						
I. Shareholders' Equity						
1. Capital		---	---	7,117,251	13.3	7,117,251
2. Capital reserve		---	---	6,229,282	11.7	6,229,282
3. Earned surplus		---	---	31,916,775	59.7	31,916,775
4. Treasury stock		---	---	Δ3,210,282	Δ6.0	Δ3,210,282
Total Shareholders' Equity		---	---	42,053,026	78.7	42,053,026
II. Valuation and Translation Difference, etc.						
1. Other differences from appreciation of securities		---	---	921,409	1.7	921,409
2. Exchange conversion adjustment settlement		---	---	114,913	0.2	114,913
Total valuation and translation difference, etc.		---	---	1,036,322	1.9	1,036,322
III. New Share Subscription Rights		---	---	27,937	0.1	27,937
Total Net Assets		---	---	43,117,286	80.7	43,117,286
Total Liabilities and Net Assets		---	---	53,443,401	100.0	53,443,401

(2) Consolidated Profit and Loss Statement

Item	Note	Previous consolidated fiscal year (From April 1, 2005 to March 31, 2006) Amount (Thousands of yen)		Ratio (%)	Current consolidated fiscal year (From April 1, 2006 to March 31, 2007) Amount (Thousands of yen)		Ratio (%)	Increase or decrease against the previous year (Thousands of yen)
I. Sales			44,759,600	100.0		42,652,842	100.0	Δ2,106,758
II. Cost of Goods Sold	*1		37,433,192	83.6		36,655,113	85.9	Δ778,078
Gross Profit on Sales			7,326,408	16.4		5,997,728	14.1	Δ1,328,679
III. Selling, General & Admin. Expenses	*1							
1. Freight and packaging cost		735,913			676,979			
2. Officer's compensation		366,949			---			
3. Wage allowances		741,282			739,903			
4. Transfer to reserve for bonus		133,711			94,495			
5. Transfer to reserve for officers' bonuses		---			11,551			
6. Transfer to reserve for retirement allowance		53,366			42,620			
7. Transfer to allowance for doubtful accounts		28,619			5,701			
8. Others		1,438,341	3,498,185	7.8	1,682,865	3,254,116	7.6	Δ244,069
Operating profit			3,828,222	8.6		2,743,612	6.5	Δ1,084,610
IV. Non-operating Income								
1. Interest received		25,976			26,155			
2. Dividend received		58,007			33,578			
3. Investment profit by equity method		1,298,262			704,296			
4. Rent income		110,909			90,662			
5. Others		376,581	1,869,736	4.2	242,573	1,097,265	2.6	Δ772,470
V. Non-operating Expenses								
1. Interest paid		2,146			1,614			
2. Compensation for insufficient payment		64,601			---			
3. Loss on retirement of inventories		---			28,116			
4. Loss of investment association		---			45,290			
5. Loss on sale of accounts receivable		---			26,763			
6. Rent payment		48,363			40,472			
7. Transfer to allowance for doubtful accounts		193,060			85,204			
8. Others		68,872	377,045	0.9	32,484	259,947	0.6	Δ117,098
Ordinary Profit			5,320,913	11.9		3,580,931	8.5	Δ1,739,982

Item	Note	Previous consolidated fiscal year (From April 1, 2005 to March 31, 2006) Amount (Thousands of yen)		Ratio (%)	Current consolidated fiscal year (From April 1, 2006 to March 31, 2007) Amount (Thousands of yen)		Ratio (%)	Increase or decrease against the previous year (Thousands of yen)
VI. Extraordinary Profits								
1. Profit on sale of investment securities		570,300			513,965			
2. Profit on sale of fixed assets	*2	2,023			17,537			
3. Profit from reversal of officers' retirement bonuses		127,034			---			
4. Others		511	699,869	1.6	47,133	578,635	1.3	Δ121,234
VII. Extraordinary Losses								
1. Loss on sale of fixed assets	*3	442			1,424			
2. Loss on retirement of fixed assets	*4	337,602			111,345			
3. Loss on impairment	*5	5,604			---			
4. Loss on retirement of inventories		85,628			572,980			
5. Loss on sale of investment securities		36,003			---			
6. Valuation loss on investment securities		152,773			---			
7. Others		38,023	656,078	1.5	70,357	756,108	1.8	100,029
Net profit before taxes, etc.			5,364,705	12.0		3,403,458	8.0	Δ1,961,246
Income taxes, inhabitant taxes and business taxes payable		1,301,589			1,059,350			
Adjusted amount of income taxes, etc.		170,525	1,472,115	3.3	130,564	1,189,914	2.8	Δ282,200
Net Profits			3,892,589	8.7		2,213,543	5.2	Δ1,679,045

(3) Statements of Consolidated Surplus and Consolidated Shareholders' Equity Fluctuation

Consolidated Surplus Statement

		Previous consolidated fiscal year (From April 1, 2005 to March 31, 2006)	
Item	Note	Amount (Thousand of yen)	
(Capital surplus)			
I. Balance of capital surplus at the beginning of the period			6,135,250
II. Capital surplus increase amount			
1. New share issuance by capital increase		78,267	78,267
III. Balance of capital surplus at the end of the period			6,213,517
(Earned surplus)			
I. Balance of earned surplus at the beginning of the period			27,798,452
II. Earned surplus increase amount			
1. Current net profit		3,892,589	
2. Increase amount in connection with changes in the ratio of interests in the companies to which the equity method applies		1,327,868	
3. Increase amount in connection with the decrease in the number of consolidated subsidiaries		9,984	5,230,443
III. Earned surplus decrease amount			
1. Dividends		1,952,178	
2. Bonuses for directors		8,462	
3. Decrease amount due to merger with a non-consolidated subsidiary		186,049	2,146,690
IV. Balance of earned surplus at the end of the period			30,882,205

Statement of Consolidated Shareholders' Equity Fluctuation

Current consolidated fiscal year (From April 1, 2006 to March 31, 2007)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	30,882,205	Δ2,444,136	41,753,072
Fluctuating amount during the consolidated fiscal year					
Issue of new shares	15,764	15,764			31,529
Dividend of surplus (Note)			Δ1,170,580		Δ1,170,580
Officers' bonuses (Note)			Δ8,393		Δ8,393
Current net profit			2,213,543		2,213,543
Acquisition of treasury stock				Δ766,145	Δ766,145
Fluctuating amount of items other than shareholders' equity during the consolidated fiscal year (net amount)					
Total fluctuating amount during the consolidated fiscal year (in thousands of yen)	15,764	15,764	1,034,570	Δ766,145	299,954
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	31,916,775	Δ3,210,282	42,053,026

	Valuation and translation difference, etc.			New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,076,085	98,336	1,174,422	---	42,927,494
Fluctuating amount during the consolidated fiscal year					
Issue of new shares					31,529
Dividend of surplus (Note)					Δ1,170,580
Officers' bonuses (Note)					Δ8,393
Current net profit					2,213,543
Acquisition of treasury stock					Δ766,145
Fluctuating amount of items other than shareholders' equity during the consolidated fiscal year (net amount)	Δ154,676	16,576	Δ138,099	27,937	Δ110,161
Total fluctuating amount during the consolidated fiscal year (in thousands of yen)	Δ154,676	16,576	Δ138,099	27,937	189,792
Balance as of March 31, 2007 (in thousands of yen)	921,409	114,913	1,036,322	27,937	43,117,286

Note: This is the item of profit appropriation at the general meeting of shareholders held in June 2006.

(4) Consolidated Cash Flow Statements

Item	Note	Previous consolidated fiscal year (From April 1, 2005 to March 31, 2006) Amount (Thousand of yen)	Current consolidated fiscal year (From April 1, 2006 to March 31, 2007) Amount (Thousand of yen)	Increase or decrease against the previous year (Thousands of yen)
I. Cash flow from operating activities:				
Current net profit before taxes, etc.		5,364,705	3,403,458	
Depreciation costs		2,771,557	2,533,384	
Loss on impairment		5,604	---	
Stock compensation expenses		---	27,937	
Investment profit by equity method		Δ1,298,262	Δ704,296	
Profit on sale of investment securities		Δ570,300	Δ513,965	
Loss on sale of investment securities		36,275	---	
Profit on sale of fixed assets		Δ2,023	Δ17,537	
Loss on sale of fixed assets		442	1,424	
Stock issuance expenses		2,713	703	
Retirement loss of tangible fixed assets		337,602	111,345	
Valuation loss of investment securities		167,680	50,715	
Loss on arrangement of subsidiaries		22,368	---	
Loss (profit) on conversion		Δ59,656	18,267	
Bad debt loss		13,062	---	
Decrease in reserve for bonus		Δ263,373	Δ329,590	
Increase in reserve for officers' bonuses		---	11,551	
Increase (decrease) in reserves for retirement allowance		1,374	Δ289	
Increase in allowance for doubtful accounts		206,926	90,769	
Interest received and dividends received		Δ83,983	Δ59,733	
Interest paid		2,146	1,614	
Decrease in accounts receivables		2,259,656	452,606	
Decrease (increase) in inventories		Δ405,255	1,369,146	
Decrease in trades payable		Δ1,361,897	Δ2,755,741	
Increase (decrease) in consumption tax, etc. payable		Δ324,827	126,677	
Increase in other assets		Δ289,559	Δ193,310	
Decrease in other debts		Δ223,773	Δ129,793	
Officers bonuses		Δ8,462	Δ8,393	
Others		---	Δ1,659	
Subtotal		6,300,741	3,485,292	Δ2,815,449

		Previous consolidated fiscal year (From April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (From April 1, 2006 to March 31, 2007)	Increase or decrease against the previous year (Thousands of yen)
Item	Note	Amount (Thousand of yen)	Amount (Thousand of yen)	
Interest and dividends received		401,648	625,201	
Interest paid		Δ2,142	Δ1,600	
Corporate income tax, etc. paid		Δ2,229,647	Δ1,490,417	
Cash flow from operation activities		4,470,600	2,618,475	Δ1,852,124
II. Cash flow from investment activities				
Expenses for deposits in fixed accounts		Δ2,950,000	Δ1,235,000	
Income from refunds of fixed deposit		4,309,996	1,210,039	
Expenses to acquire tangible fixed assets		Δ2,578,913	Δ1,551,582	
Income from sale of tangible fixed assets		8,674	34,120	
Income from sale of intangible fixed assets		Δ5,781	Δ69,815	
Expenditure for acquisition of intangible fixed assets		---	2,147	
Expenses to purchase investment securities		Δ1,181,204	Δ1,199,134	
Income from sale of investment securities		1,132,635	829,669	
Expenses of lending		Δ184,509	Δ83,134	
Income from collection of loans		349,280	90,610	
Others		2,015	163	
Cash flow from investing activities		Δ1,097,805	Δ1,971,915	Δ874,109
III. Cash flow from financing activities				
Expenses of repayment of long-term borrowings		Δ6,000	Δ4,000	
Proceeds from equity issues		153,820	30,826	
Expense by acquisition of treasury stock		Δ2,321,881	Δ766,145	
Dividends paid		Δ1,948,891	Δ1,168,472	
Cash flow from financing activities		Δ4,122,951	Δ1,907,791	2,215,160
IV. Conversion differences in cash and cash equivalents		15,155	10,284	Δ4,871
V. Decrease in cash and cash equivalents		Δ735,001	Δ1,250,947	Δ515,945
VI. Cash and cash equivalents at start of the term		6,036,210	5,308,645	Δ727,564
VII. Increase amount of cash and cash equivalents in connection with merger		7,437	---	Δ7,437
VIII. Cash and cash equivalents at end of the term	*	5,308,645	4,057,698	Δ1,250,947

Basic Matters for Preparation of Consolidated Financial Statements

Item	Previous consolidated fiscal year (From April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (From April 1, 2006 to March 31, 2007)
1. Scope of consolidation	(1) Number of consolidated subsidiaries: 5 Name of important consolidated subsidiaries: Arisawa Fiber Glass Co., Ltd. Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Eagle Co., Ltd. Arisawa Sporting Goods Co., Ltd., which had been one of our consolidated subsidiaries until the previous consolidated fiscal year, completed liquidation and the profit and loss statement for the period by the completion of liquidation was consolidated. (2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. Kei Ski Garage, Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. The Company absorbed Arisawa PG Co., Ltd., a non-consolidated subsidiary, as of December 1, 2005. A resolution to dissolve Kei Ski Garage, Ltd. as of January 26, 2006 was adopted as stated in the important events after closing the accounts and liquidation is to be completed by the end of June 2006. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, net income (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., does not materially affect the consolidated financial statements.	(1) Number of consolidated subsidiaries: 5 Name of important consolidated subsidiaries: Arisawa Fiber Glass Co., Ltd. Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Eagle Co., Ltd. (2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Same as on the left.
2. Application of equity method	2. Application of equity method (1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Colorlink Japan Co., Ltd. DDD Group plc As regards Scalar Corporation, all the shares were sold during the current consolidated fiscal year and as it is no longer an affiliate, it was excluded from the companies to which the equity method is applied.	2. Application of equity method (1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Colorlink Japan Co., Ltd. DDD Group plc

Item	Previous consolidated fiscal year (From April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (From April 1, 2006 to March 31, 2007)
	(2) Because non-consolidated subsidiaries (NB Optic, Co., Ltd. and other four companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the consolidated financial statements and have no significance as a whole in terms of current net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method. (3) The financial statements of the business year of the company in question have been used for those companies covered under the equity method whose settlement dates differ from the consolidated settlement date. (4) Profit and loss on the change of equity due to the decrease in equity in connection with capital increase by new shares at market price of Polatechno Co., Ltd. was appropriated in the consolidated surplus statement as increase amount in connection with changes in the ratio of interests in the companies to which the equity method applies.	(2) Because non-consolidated subsidiaries (NB Optic, Co., Ltd. and other three companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the consolidated financial statements and have no significance as a whole in terms of current net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method. (3) Same as on the left. (4) ---
3. Business year items for consolidated subsidiaries	The closing date of business year of every consolidated subsidiary is the same as the consolidated closing date.	Same as on the left.
4. Accounting standards (1) Valuation standard and valuation method of important assets	1) Securities Other securities Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Valued by the gross average method at cost. 2) Derivatives Valued at the current price. 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but one of the consolidated subsidiaries adopt valuation at cost by the gross average method. Raw materials and stores: Valued by the gross average method at cost.	1) Securities Other securities Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to net assets and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Same as on the left. 2) Derivatives Same as on the left. 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Same as on the left. Raw materials and stores: Same as on the left.

Item	Previous consolidated fiscal year (From April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (From April 1, 2006 to March 31, 2007)
(2) Depreciation method for important depreciable assets	1) Depreciation method for tangible fixed assets Declining balance method The straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machinery, equipment and delivery equipment: 4 - 9 years 2) Depreciation method for intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	1) Depreciation method for tangible fixed assets Same as on the left. 2) Depreciation method for intangible fixed assets: Same as on the left.
(3) Treatment of deferred assets	Expenses for shares issued are all treated as expenses where incurred.	---
(4) Posting standards for important allowances	1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default. 2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve for the year. 3) ---	1) Allowance for doubtful accounts Same as on the left. 2) Reserve for bonuses Same as on the left. 3) Reserves for Officers' Bonuses Some consolidated subsidiaries made appropriation on the basis of the expected amount to be paid in the current consolidated fiscal year in preparation for expenses of bonuses to officers. (Changes in Accounting Policy) From the current consolidated fiscal year, "Accounting Standards for Officers' bonuses" (Issue No. 4 of Accounting Standards for Business Enterprises, November 29, 2005) has been applied. As a result of this, operating profit, ordinary profit and current net profit before taxes, etc., decreased by ¥11,551 thousand, respectively.

Item	Previous consolidated fiscal year (From April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (From April 1, 2006 to March 31, 2007)
	3) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥459,865 thousand to prepaid pension expenses as pension assets at the end of the current consolidated fiscal year exceeding the liability for retirement benefits. (Changes in Accounting Policy) From the current consolidated fiscal year, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. As a result of this, operating profit, ordinary profit and current net profit before taxes increased by ¥1,438 thousand. Amount of impact on segment information is stated in the pertinent place.	3) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥421,251 thousand to prepaid pension expenses as pension assets at the end of the current consolidated fiscal year exceeding the liability for retirement benefits.
(5) Standards for converting important foreign currency denominated assets and liabilities into yen	Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate on the closing day of the consolidated fiscal year, and the difference in conversion is entered as income or loss.	Same as on the left.
(6) Treatment of important leasing transactions	Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	Same as on the left.
(7) Method of accounting for major hedges	1) Method of hedge accounting Allocation of foreign exchange transactions 2) Method of hedging and accounts hedged The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of sale or the price of acquisition. 3) Hedging policy In order to improve the financial balance, hedging shall be conducted within the extent of liabilities involved.	1) --- 2) --- 3) ---

Item	Previous consolidated fiscal year (From April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (From April 1, 2006 to March 31, 2007)
(8) Other Important Matters for Preparation of Consolidated Financial Statements	4) Method of evaluating the effectiveness of hedging In the period from hedging commencing time to the effectiveness determination time, the target of the hedge and the cumulative market fluctuation of the means of hedging shall be compared, and a determination will be made on the basis of factors such as the amount of fluctuation of both. Accounting treatment of consumption tax, etc. Accounting treatment of consumption tax adopts pretax method.	4) --- Accounting treatment of consumption tax, etc. Same as on the left.
5. Matters concerning Valuation of Assets and Liabilities of Consolidated Subsidiaries	For valuation of assets and liabilities of consolidated subsidiaries, we have adopted the full mark to market method.	Same as on the left.
6. Matters concerning Depreciation of Consolidated Adjustment Account	Consolidated adjustment account is to be equally depreciated for five years.	---
7. Matters concerning Treatment of Items of Profit Appropriation	Statement of consolidated surplus was prepared on the basis of profit appropriation determined during the consolidated fiscal year.	---
8. Scope of Funds in Consolidated Statement of Cash Flow	The funds are cash, demand deposits that can be withdrawn at any time and short-term investments which can easily be converted into cash that carry only a small risk in price fluctuations and a maturity date which will arrive within 3 months from the date of acquisition.	Same as on the left.

Changes in Important Underlying Matters for Preparation of Consolidated Financial Statements

Previous consolidated fiscal year (From April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (From April 1, 2006 to March 31, 2007)
(Accounting Standards for Impairment of Fixed Assets) From the current consolidated fiscal year, accounting standards for impairment of fixed assets ("Statement of Position on Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines of Accounting Standards for Impairment of Fixed Assets" (Issue No. 6 of Application Guidelines of Accounting Standards for Business Enterprises, October 31, 2003) have been applied. As a result of this, current net profit before taxes, etc., decreased by ¥5,604 thousand. Amount of impact on segment information is stated in the pertinent place. In this regard, accumulated amount of impairment losses is directly deducted from the amount of each asset, based on the revised regulations of consolidated financial statements.	
---	(Accounting Standards for Representation of Net Assets in the Balance Sheet) From the current consolidated fiscal year, "Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises, December 9, 2005) and "Guidelines for Application of Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises, December 9, 2005) have been applied. The amount equal to the previous Total Stockholder Equity is ¥43,089,349 thousand. In this regard, Net Assets in the consolidated balance sheet in the current consolidated fiscal year is prepared in compliance with the revised rules for consolidated financial statements in connection with the revised rules for consolidated financial statements.
---	(Accounting Standards for Stock Option, etc.) From the current consolidated fiscal year, "Accounting Standards for Stock Option, etc." (Issue No. 8 of Accounting Standards for Business Enterprises, December 27, 2005) and "Application Guidelines of Accounting Standards for Stock Option, etc." (Issue No. 11 of Application Guidelines of Accounting Standards for Business Enterprises, May 31, 2006) have been applied. As a result, operating profit, ordinary profit and current net profit before taxes, etc., decreased by ¥27,937 thousand, respectively.

Changes in Method of Notation

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
(Consolidated Profit and Loss Statement)	(Consolidated Profit and Loss Statement)
1. "Officers' Compensation," (¥334,204 thousand in the previous consolidated fiscal year), which was stated in "Others" in Selling, General & Admin. Expenses was separately stated because it exceeded 10/100 of the total amount of Selling, General & Admin. Expenses.	1. "Officer's Compensation" (¥323,522 thousand in the current consolidated fiscal year) in Selling, General & Admin. Expenses, which had been separately stated by the previous consolidated fiscal year, are stated in "Others" in Selling, General & Admin. Expenses, because they decreased to less than 10/100 of the total amount of Selling, General & Admin. Expenses.
2. "Bonuses" (¥143,043 thousand in the current consolidated fiscal year) in Selling, General & Admin. Expenses, which had been separately stated by the previous consolidated fiscal year, are stated in "Wage allowances" in Selling, General & Admin. Expenses, because they decreased to less than 10/100 of the total amount of Selling, General & Admin. Expenses.	2. "Compensation for insufficient payment" (¥9,315 thousand in the current consolidated fiscal year), in Non-operating Expenses, which had been separately stated by the previous consolidated fiscal year, is stated in "Others" in Non-operating Expenses because it decreased to less than 10/100 of the total amount of Non-operating Expenses.
3. "Transfer to allowance for doubtful accounts" (¥4,487 thousand in the current consolidated fiscal year), which had been stated in "Others" in Selling, General & Admin. Expenses, is separately stated as the importance in the amount increased.	3. As "Loss on retirement of inventories" which have been included in "Other" of Non-operating expenses (¥12,605 thousand for the previous consolidated fiscal year) exceeded 10/100 of the total Non-operating expenses, it was separately stated.
4. "Loss on sale of accounts receivable" (¥22,848 thousand in the current consolidated fiscal year), in Non-operating Expenses, which had been separately stated by the previous consolidated fiscal year, is stated in "Others" in Non-operating Expenses because it decreased to less than 10/100 of the total amount of Non-operating Expenses.	4. As "Loss of investment association" which have been included in "Other" of Non-operating expenses (¥14,901 thousand for the previous consolidated fiscal year) exceeded 10/100 of the total Non-operating expenses, it was separately stated.
5. "Valuation loss on investment securities" (¥1,123 thousand in the previous consolidated fiscal year), which had been stated in "Others" in Extraordinary Losses, is separately stated because it exceeded 10/100 of the total amount of Extraordinary Losses.	5. As "Loss on sale of accounts receivable" which have been included in "Other" of Non-operating expenses (¥22,848 thousand for the previous consolidated fiscal year) exceeded 10/100 of the total Non-operating expenses, it was separately stated.
	6. "Valuation loss on investment securities" (¥5,424 thousand in the current consolidated fiscal year) in Extraordinary Losses, which was separately stated by the previous consolidated fiscal year, is included in "Others" of Extraordinary Losses because it decreased to less than 10/100 of the total amount of Extraordinary Losses.

Notes

(Notes to Related Consolidated Balance Sheet)

Previous consolidated fiscal year (as of March 31, 2006)	Current consolidated fiscal year (as of March 31, 2007)
*1 Items related to non-consolidated subsidiaries and affiliated companies are as follows. (in thousands of yen) Investment Securities (stock) ¥10,124,339 Other (investment and other assets) (Contributions) ¥2,290	*1 Items related to non-consolidated subsidiaries and affiliated companies are as follows. Investment Securities (stock) ¥10,921,008,000
*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures ¥4,446,373 (¥4,446,373) Machinery, equipment and delivery equipment ¥3,828,422 (¥3,828,422) Tools and fixtures ¥67,948 (¥67,948) Land ¥258,342 (¥191,025) Total ¥8,601,087 (¥8,533,770) Secured debt: (in thousands of yen) Short tem borrowings ¥150,000 (¥150,000) Current portion of long-term borrowings payable within one year ¥4,000 (¥4,000) Total: ¥154,000 (¥154,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures ¥4,103,004 (¥4,103,004) Machinery, equipment and delivery equipment ¥2,899,218 (¥2,899,218) Tools and fixtures ¥48,975 (¥48,975) Land ¥258,342 (¥191,025) Total ¥7,309,540 (¥7,242,223) Secured debt: (in thousands of yen) Short tem borrowings ¥150,000 (¥150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
*3 The submitting company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated fiscal year: (in thousands of yen) Total amount of current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000	*3 The submitting company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated fiscal year: (in thousands of yen) Total amount of current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000
*4 Total number of outstanding shares of the Company Common stocks 36,526,129 shares	*4 ---
*5 Number of treasury stocks held by the Company Common stocks 1,053,997 shares	*5 ---
*6 ---	*6 Notes to be Matured at the End of Consolidated fiscal year For accounting treatment of notes to be matured at the end of consolidated fiscal year, it is settled as of the clearance date of notes. As the end of the current consolidated fiscal year fall on a bank holiday, the notes to be matured at the end of the next consolidated fiscal year are included in the balance at the end of consolidated fiscal year. (in thousands of yen) Notes receivable ¥324,029 Notes payable ¥257,214 Other (Equipment notes payable) ¥50,830

(Notes to Related Consolidated Profit and Loss Statement)

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
*1 Research and development expenses included in General and administration expenses and Current manufacturing expenses ¥2,695,530,000	*1 Research and development expenses included in General and administration expenses and Current manufacturing expenses ¥2,811,727,000
*2 Profit from sale of fixed assets are as follows: (in thousands of yen) Tools and fixtures ¥1,759 Machinery, equipment and delivery equipment ¥264 Total ¥2,023	*2 Profit from sale of fixed assets are as follows: Machinery, equipment and delivery equipment ¥17,537,000
*3 Loss on sale of fixed assets are as follows: (in thousands of yen) Machinery, equipment and delivery equipment ¥370 Telephone subscription right ¥71 Total ¥442	*3 Loss on sale of fixed assets are as follows: Machinery, equipment and delivery equipment ¥1,424,000
*4 Loss on retirement of fixed assets are as follows: (in thousands of yen) Machinery, equipment and delivery equipment ¥293,935 Building and Structure ¥27,866 Expense for disposal of facilities ¥9,328 Tools and fixtures ¥6,472 Total ¥337,602	*4 Loss on retirement of fixed assets are as follows: (in thousands of yen) Machinery, equipment and delivery equipment ¥78,420 Building and Structure ¥27,440 Other ¥5,485 Total ¥111,345
*5 Loss on impairment Our group appropriated the following loss on impairment in the current consolidated fiscal year. (see table below) Our group makes grouping of leased assets and dormant assets by each asset based on the segment of business type. In the current consolidated fiscal year, book value was reduced to the recoverable value with respect to the dormant assets whose market value largely decreased. The reduced amount was appropriated in Extraordinary losses as loss on impairment (¥5,604 thousand). Breakdown is Land of ¥1,197 thousand and investment real property of ¥4,407 thousand. In this regard, recoverable value of the assets is measured by the net sales price and evaluated on the basis of fixed assets tax valuation amount.	*5 ---

Place	Usage	Type
Myoko-shi, Niigata Prefecture	Dormant assets	Land
Hichiso-cho, Kamo-gun, Gifu Prefecture	Dormant assets	Investment real estate property
Shirakawa-cho, Kamo-gun, Gifu Prefecture	Dormant assets	Investment real estate property

(Notes to Related Statement of Consolidated Shareholders' Equity Fluctuation)

Current consolidated fiscal year (From April 1, 2006 to March 31, 2007)

1. Matters concerning Types and Total Number of Outstanding Shares and Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous consolidated fiscal year (shares)	Number of shares increased in the current consolidated fiscal year (shares)	Number of shares decreased in the current consolidated fiscal year (shares)	Number of shares at the end of the current consolidated fiscal year (shares)
Outstanding shares				
Common stock Note 1	36,526,129	20,900	---	36,547,029
Total	36,526,129	20,900	---	36,547,029
Treasury stock				
Common stock Note 2	1,053,997	502,192	---	1,556,189
Total	1,053,997	502,192	---	1,556,189

Notes: 1. *Increase in total number of outstanding shares of common stock of 20,900 shares is due to the exercise of new share subscription rights (including exercise of preemptive rights under the former Commercial Code, Article 280-19, paragraph 1.*

2. *Increase in number of the common stock of treasury stock of 502,192 shares consists of the increase of 2,192 shares by the purchase of odd stock and the increase of 500,000 shares by the purchase based on the resolution of the board of directors.*

2. Matters related to New Shares Subscription Right and New Treasury Stocks Subscription Right

Classification	Details of new share subscription rights	Classes of shares subject to the new share subscription rights	Number of shares subject to the new share subscription rights (shares)				Balance at the end of the current consolidated fiscal year (thousand yen)
			At the end of previous consolidated fiscal year	Increase in the current consolidated fiscal year	Decrease in the current consolidated fiscal year	At the end of the current consolidated fiscal year	
Submitting Company (Parent)	New share subscription rights as stock option	---	---	---	---	---	27,937
Total		---	---	---	---	---	27,937

3. Matters concerning Dividends

(1) Dividend Amount

Resolution	Type of stock	Total amount of dividends (thousand yen)	Dividend per share (yen)	Record date	Effective date
General meeting of shareholders held on June 29, 2006	Common stock	1,170,580	33.00	March 31, 2006	June 30, 2006

(2) Out of dividends whose record date belongs to the current period, the effective date of dividend is the following period:

A resolution is expected as follows.

Resolution	Type of stock	Total amount of dividends (thousand yen)	Underlying assets of dividends	Dividend per share (yen)	Record date	Effective date
General meeting of shareholders held on June 28, 2007	Common stock	909,761	Earned surplus	26.00	March 31, 2007	June 29, 2007

(Notes to Related Consolidated Cash Flow Statement)

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
* Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets. (As of March 31, 2006) (in thousands of yen) Cash and deposits ¥6,568,685 Fixed term deposits for a term longer than three months Δ¥1,260,039 Cash and cash equivalents ¥5,308,645	* Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets. (As of March 31, 2007) (in thousands of yen) Cash and deposits ¥5,342,698 Fixed term deposits for a term longer than three months Δ¥1,285,000 Cash and cash equivalents ¥4,057,698

(Notes to Related Securities)

Securities

1. Other Market Value bearing Securities

(in thousands of yen)

Type	Previous consolidated fiscal year (as of March 31, 2006)			Current consolidated fiscal year (as of March 31, 2007)		
	Acquisition Cost	Value shown on Consolidated Balance Sheet	Balance	Acquisition Cost	Value shown on Consolidated Balance Sheet	Balance
Those whose appropriated amount in consolidated balance sheet exceeds the acquisition cost						
Equity Shares	435,539	2,200,329	1,764,789	441,672	1,965,037	1,523,364
Bonds						
Government bonds, local government bonds, etc.	---	---	---	---	---	---
Corporate bonds	---	---	---	---	---	---
Other	---	---	---	---	---	---
Others	438,911	453,991	15,079	243,043	255,187	12,143
Sub-total	874,451	2,654,320	1,779,869	684,716	2,220,224	1,535,508
Those whose appropriated amount in consolidated balance sheet does not exceed the acquisition cost						
Equity Shares	4,473	4,230	Δ243	499,030	489,056	Δ9,974
Bonds						
Government bonds, local government bonds, etc.	---	---	---	---	---	---
Corporate bonds	---	---	---	---	---	---
Other	---	---	---	---	---	---
Others	---	---	---	---	---	---
Sub-total	4,473	4,230	Δ243	499,030	489,056	Δ9,974
Total	878,925	2,658,551	1,779,625	1,183,746	2,709,280	1,525,534

2. Other Securities sold during the Previous Consolidated Fiscal year and Current Consolidated Fiscal year

(in thousands of yen)

Previous consolidated fiscal year (From April 1, 2005 to March 31, 2006)			Current consolidated fiscal year (From April 1, 2006 to March 31, 2007)		
Amount sold	Total profit on sale	Total loss on sale	Amount sold	Total profit on sale	Total loss on sale
910,265	551,762	---	856,829	513,965	---

3. Details of major securities not marked to market

(in thousands of yen)

Type	Previous consolidated fiscal year (as of March 31, 2006)	Current consolidated fiscal year (as of March 31, 2007)
	Value shown on Consolidated Balance Sheet	Value shown on Consolidated Balance Sheet
Other Securities		
Unlisted Shares	432,464	275,421
Other	131,137	122,287

Note: In the previous consolidated fiscal year, with regard to the securities without market value, impairment of ¥152,773,000 was made.

In the current consolidated fiscal year, with regard to the securities without market value, impairment of ¥5,424,000 was made.

In this connection, in impairment of securities without market value, all of them are impaired if the interest of the Company in net asset value of the pertinent company at the end of year has decreased by over 50% against acquisition cost. If it has decreased by 30-50%, impairment is made for the necessary amount, taking recoverability into consideration.

(Retirement Benefit)

1. Outline of Retirement benefit Plan adopted by the Group

Our group has established a qualified retirement pension plan and lump-sum payment for retirement scheme. The Submitting Company has changed to a qualified retirement pension plan as to part (equivalent to 50% of payment) of retirement benefits from the 33rd Term (ended April 30, 1981), and from the 42nd Term (ended March 31, 1990), all the retirement pay to qualified retirement pension plan.

2. Matters related to Retirement Benefit Obligations

(in thousands of yen)

	Previous consolidated fiscal year (as of March 31, 2006)	Current consolidated fiscal year (as of March 31, 2007)
(1) Retirement benefit obligations	Δ3,771,247	Δ3,868,856
(2) Pension assets	4,327,188	4,416,644
(3) Unreserved retirement benefit obligations (1)+(2)	555,940	547,787
(4) Differences in unrecognized mathematical calculation	Δ133,674	Δ163,846
(5) Unrecognized past service liabilities (reduction of liabilities)	---	---
(6) Net amount appropriated in consolidated balance sheet (3)+(4)+(5)	422,266	383,941
(7) Prepaid pension cost	459,865	421,251
(8) Reserve for retirement allowance (6)-(7)	Δ37,598	Δ37,309

Note: *Some subsidiaries adopted simplified method for calculation of retirement benefit liabilities.*

3. Matters related to Retirement allowance Cost

(in thousands of yen)

	Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
Retirement allowance cost	367,313	281,150
(1) Service cost	193,533	207,027
(2) Interest cost	74,768	74,309
(3) Expected investment profit (subtraction)	Δ38,165	Δ43,271
(4) Appropriated amount of cost from difference in mathematical calculation	137,176	43,085

Note: *Retirement allowance cost of consolidated subsidiaries that have adopted simplified method is appropriated in "(1) Service Cost."*

4. Matters related to the Basis of Calculation of Retirement benefit Liabilities, etc.

	Previous consolidated fiscal year (as of March 31, 2006)	Current consolidated fiscal year (as of March 31, 2007)
(1) Discount rate (%)	2.00	Same as on the left.
(2) Expected investment profit rate (%)	1.00	Same as on the left.
(3) Distribution method of period for expected retirement pay	Fixed amount standard for the period	Same as on the left.
(4) Years required for disposition of past service liabilities (years)	---	---
(5) Years required for disposition of mathematical calculation difference (years)	5	Same as on the left.

(Stock Option, etc.)

Current Consolidated fiscal year (From April 1, 2006 to March 31, 2007)

1. Details, Scale and Changes of Stock Option

(1) Details of Stock Option

	Stock Option in 2001	Stock Option in 2002	Stock Option in 2003
Classification and number of persons to be granted	Directors of the Company: 7 persons Employees of the Company: 191 persons	Directors of the Company: 7 persons Employees of the Company: 200 persons Directors and Employees of a subsidiary of the Company: 14 persons	Directors of the Company: 6 persons Employees of the Company: 204 persons Directors and Employees of a subsidiary of the Company: 9 persons
Number of stock options (Note)	Common stock: 260,000 shares	Common stock: 301,800 shares	Common stock: 286,600 shares
Granted Date	August 10, 2001	August 9, 2002	August 5, 2003
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - The person who is granted preemptive rights must also be a Director or an employee of the Company at the time of exercising the rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.
Subject period of service	1 year and 11 months (From August 10, 2001 to June 30, 2003)	1 year and 11 months (From August 9, 2002 to June 30, 2004)	1 year and 11 months (From August 5, 2003 to June 30, 2005)
Period for exercising rights	From: July 1, 2003 To: June 30, 2006	From: July 1, 2004 To: June 30, 2007	From: July 1, 2005 To: June 30, 2008

	Stock Option in 2004	Officers' retirement bonuses Stock option in 2005	Employees, etc. Stock option in 2005
Classification and number of persons to be granted	Employees of the Company: 217 persons Directors and Employees of affiliated companies of the Company: 12 persons	Directors of the Company: 6 persons	Employees of the Company: 211 persons Directors and Employees of affiliated companies of the Company: 11 persons
Number of stock options granted by type of stock	Common stock: 234,400 shares	Common stock: 39,700 shares	Common stock: 206,300 shares
Granted Date	August 4, 2004	August 1, 2005	August 4, 2005
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of the affiliated companies of the Company at the time of exercising the rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - Eligible persons may exercise the new share subscription rights only at the time of their retirement from office of directors of the Company; provided, however, that the eligible persons may exercise the new share subscription rights during the period between the following day of the date of retirement (hereinafter referred to as the "Commencement Date of Exercising Right") and the date elapsing ten (10) days from the Commencement Date of Exercising Right. - In the event that the eligible person has died, among his/her heirs, only the spouse, children and direct ancestors of the first degree may exercise the new share subscription rights; provided, however, that heirs may exercise the new share subscription rights during the period between following day of the retirement of the eligible person by death and the date elapsing three (3) months from that date.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of the affiliated companies of the Company at the time of exercising the rights.
Subject period of service	1 year and 11 months (From August 4, 2004 to June 30, 2006)	Not determined.	1 year and 11 months (From August 4, 2005 to June 30, 2007)
Period for exercising rights	From: July 1, 2006 To: June 30, 2009	From: August 1, 2005 To: July 31, 2025	From: July 1, 2007 To: June 30, 2010

	Compensation to Directors Stock option in 2006	Employees, etc. Stock option in 2006
Classification and number of persons to be granted	Directors of the Company: 7 persons	Employees of the Company: 216 persons Directors and Employees of an affiliated company of the Company: 5 persons
Number of stock options granted by type of stock	Common stock: 39,000 shares	Common stock: 199,000 shares
Granted Date	August 1, 2006	August 1, 2006
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be in position of a Director of the Company at the time of exercising rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of the affiliated companies of the Company at the time of exercising the rights.
Subject period of service	1 year and 11 months (From August 1, 2006 to June 30, 2008)	1 year and 11 months (From August 1, 2006 to June 30, 2008)
Period for exercising rights	From: July 1, 2008 To: June 30, 2011	From: July 1, 2008 To: June 30, 2011

Note: They are described by translating into the number of shares.

(2) Scale and Changes of Stock Option

Stock options existing during the current consolidated fiscal year were the subjects and the number of stock options are described by translating into the number of shares.

1) Number of Stock Options

	Stock Option in 2001	Stock Option in 2002	Stock Option in 2003
Before determination of rights (Shares)			
At the end of the previous consolidated fiscal year	---	---	---
Grant	---	---	---
Invalidation	---	---	---
Determination of rights	---	---	---
Undetermined balance	---	---	---
After determination of rights (Shares)			
At the end of the previous consolidated fiscal year	22,300	73,000	238,200
Determination of rights	---	---	---
Exercise of rights	20,500	400	---
Invalidation	1,800	1,700	11,600
Unexercised balance	---	70,900	226,600

	Stock Option in 2004	Officers' retirement bonuses Stock option in 2005	Employees, etc. Stock option in 2005
Before determination of rights (Shares)			
At the end of the previous consolidated fiscal year	194,200	---	196,200
Grant	---	---	---
Invalidation	200	---	7,100
Determination of rights	194,000	---	---
Undetermined balance	---	---	189,100
After determination of rights (Shares)			
At the end of the previous consolidated fiscal year	---	39,700	---
Determination of rights	194,000	---	---
Exercise of rights	---	---	---
Invalidation	8,900	---	---
Unexercised balance	185,100	39,700	---

	Compensation to Directors Stock option in 2006	Employees, etc. Stock option in 2006
Before determination of rights (Shares)		
At the end of the previous consolidated fiscal year	---	---
Grant	39,000	199,000
Invalidation	39,000	1,500
Determination of rights	---	---
Undetermined balance	---	197,500
After determination of rights (Shares)		
At the end of the previous consolidated fiscal year	---	---
Determination of rights	---	---
Exercise of rights	---	---
Invalidation	---	---
Unexercised balance	---	---

2) Unit Price Information

		Stock Option in 2001	Stock Option in 2002	Stock Option in 2003
Right exercising price	(yen)	1,504	1,744	2,954
Average stock price at the time of exercise	(yen)	2,180	2,246	---
Fair valuation unit price (grant date)	(yen)	---	---	---

		Stock Option in 2004	Officers' retirement bonuses Stock option in 2005	Employees, etc. Stock option in 2005
Right exercising price	(yen)	4,393	1	2,637
Average stock price at the time of exercise	(yen)	---	---	---
Fair valuation unit price (grant date)	(yen)	---	---	---

		Compensation to Directors Stock option in 2006	Employees, etc. Stock option in 2006
Right exercising price	(yen)	1,810	1,810
Average stock price at the time of exercise	(yen)	---	---
Fair valuation unit price (grant date)	(yen)	433	433

2. How to estimate fair valuation unit price of stock option
How to estimate fair valuation unit price of 2006 stock option granted in the current consolidated fiscal year is as follows.
   1) Valuation technique used Black-Scholes Method
   2) Major Fundamental Figures and Estimation Method

	Compensation to Directors Stock option in 2006	Employees, etc. Stock option in 2006
Stock price volatility Note 1	41.17%	41.17%
Expected remaining period Note 2	3 years 6 months	3 years 6 months
Expected dividend Note 3	¥34.00/share	¥34.00/share
No-risk interest rate Note 4	1.10%	1.10%

Notes: 1. *It is calculated based on the actual stock prices for 3 years and 6 months (from February 2003 to July 2006).*
2. *As there is not sufficient accumulation of data and reasonable estimation is difficult, it is estimated on presumption that it is exercised at the middle point of the period for exercising the right.*
3. *It is the expected dividend amount of the period ended March 31, 2007 at the time of granting.*
4. *It is the interest rate of government bonds for the period corresponding to the expected remaining period.*

3. How to estimate the number of determined rights of stock options
Basically, reasonable estimation of the number of invalidations in the future is difficult, the method is adopted, in which only the number of actual invalidations is reflected.

4. Impact amount on Consolidated Financial Statements
Stock compensation expenses in sales cost, Selling, General & Admin. Expenses: ¥27,937 thousand

(Notes to Related Tax Effect Accounting)

Previous consolidated fiscal year (as of March 31, 2006)		Current consolidated fiscal year (as of March 31, 2007)	
1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities		1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities	
	(in thousands of yen)		(in thousands of yen)
Deferred Tax Assets (current)		Deferred Tax Assets (current)	
Denial amount of reserve for bonuses	318,426	Denial amount of retirement loss of inventories	227,007
Denial amount of unpaid enterprise tax	76,594	Denial amount of reserve for bonuses	185,104
Denial amount of unpaid expenses	43,244	Denial amount of unpaid expenses	38,337
Other	40,238	Other	66,271
Total	478,504	Total	516,721
Deferred Tax Liabilities (current)		Deferred Tax Liabilities (current)	
Prepaid pension cost	Δ193,325	Prepaid pension cost	Δ177,709
Reserve for advanced depreciation of fixed assets	Δ5,804	Other	Δ4,972
Special reserve for depreciation	Δ1,307	Total	Δ182,681
Total	Δ200,436	Net amount of deferred tax assets (current)	334,039
Net amount of deferred tax assets (current)	278,068		
Deferred Tax Assets (fixed)		Deferred Tax Assets (fixed)	
Denial amount of valuation loss on investment securities	229,604	Denial amount of valuation loss on investment securities	107,239
Denial amount of retirement loss of fixed assets	82,191	Transfer to allowance for doubtful accounts exceeding allowable amount	102,674
Transfer to allowance for doubtful accounts exceeding allowable amount	66,763	Denial amount of retirement loss of fixed assets	75,164
Taxation loss brought forward	57,819	Taxation loss brought forward	56,941
Other	91,194	Other	86,760
Sub-total	527,573	Sub-total	428,780
Reserve for valuation	Δ57,819	Reserve for valuation	Δ56,941
Total	469,753	Total	371,839
Deferred Tax Liabilities (fixed)		Deferred Tax Liabilities (fixed)	
Other revaluation balance of securities	Δ729,545	Other revaluation balance of securities	Δ624,734
Reserve for advanced depreciation of fixed assets	Δ34,927	Retained earnings of overseas affiliated companies	Δ93,593
Reserve for special depreciation	Δ383	Reserve for advanced depreciation of fixed assets	Δ30,338
Total	Δ764,856	Total	Δ748,666
Net amount of deferred tax liabilities (fixed)	Δ295,102	Net amount of deferred tax liabilities (fixed)	Δ376,827
2. Breakdown of Major Items that were the causes of the difference, where there was a significant difference between statutory effective tax rate and the burden rate of corporate tax, etc., after applying tax effect accounting.		2. Breakdown of Major Items that were the causes of the difference, where there was a significant difference between statutory effective tax rate and the burden rate of corporate tax, etc., after applying tax effect accounting.	
Statutory effective tax rate	40.44%	Statutory effective tax rate	40.44%
(Adjustment)		(Adjustment)	
Investment profit by equity method	Δ9.79%	Investment profit by equity method	Δ5.32%
Items permanently not includable in profits, such as dividends received	Δ2.24%	Deduction of tax amount on experiment and research expenses	Δ3.23%
Deduction of tax amount on experiment and research expenses	Δ2.24%	Retained earnings of overseas affiliated companies	2.75%
Other	1.27%	Other	0.32%
Burden rate of corporate tax, etc., after applying tax effect accounting	27.44%	Burden rate of corporate tax, etc., after applying tax effect accounting	34.96%

(Segment Information)

a. Segment Information by Business Category

The previous consolidated fiscal year (April 1, 2005 to March 31, 2006)

(in thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
I Sales and Operating profit					
Sales					
(1) Sales to outside customers	44,348,745	410,855	44,759,600	---	44,759,600
(2) Inter-segmental internal sales or transfers	1,914	---	1,914	(1,914)	---
Total	44,350,660	410,855	44,761,515	(1,914)	44,759,600
Operating expenses	40,525,038	400,468	40,925,506	5,871	40,931,378
Operating profit	3,825,621	10,386	3,836,008	(7,786)	3,828,222
II Assets, Depreciation cost, Loss on impairment, and Capital expenditure					
Assets	53,463,995	305,213	53,769,209	2,616,256	56,385,465
Depreciation cost	2,758,216	13,340	2,771,557	---	2,771,557
Loss on impairment	---	---	---	5,604	5,604
Capital expenditure	1,640,840	---	1,640,840	---	1,640,840

Notes: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into respective business category*

Business category	Main products, etc.
Manufacturing and Sales of Industrial materials, etc.	Manufacturing and sales of electronic materials, display materials, electric insulation materials and industrial-use structural materials, and the purchase and sale of related products
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

3. *Among assets, the amount of assets of the whole company included in either item of retirement or the whole company was ¥2,831,488,000. Major items are long-term investment funds (investment securities) and assets related to administration department of the Submitting Company.*

4. *As stated in "Changes in Accounting Policy" of "Substantial Underlying Matters for Preparation of Consolidated Financial Statements," from the current consolidated fiscal year, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. In connection with this amendment, for operating expenses in the current consolidated fiscal year, manufacture and sales of industrial materials decreased by ¥1,438 thousand and operating profit increased by the same amount as compared to the results in accordance with the previous method.*

Current consolidated fiscal year (From April 1, 2006 to March 31, 2007)

As a result of liquidation of Arisawa Sporting Goods Co., Ltd, which conducted other businesses in the previous consolidated fiscal year, in the current consolidated fiscal year, either ratio of sales, operating profit, and assets of other businesses to the total sales and total operating profit, and total assets of all segments is significantly below 10%, and this is expected to continue in the future, statement of segment information by business category is omitted.

b. Segment Information by Region

Previous consolidated fiscal year (from April 1, 2005 to March 31, 2006) and current consolidated fiscal year (from April 1, 2006 to March 31, 2007)

There is no applicable matter as there is no consolidated subsidiaries and branches in overseas countries or areas other than Japan.

c. Overseas Sales

The previous consolidated fiscal year (April 1, 2005 to March 31, 2006)

	Asia	North America	Other Region	Total
I Overseas sales (in thousands of yen)	14,594,838	4,641,845	418,093	19,654,776
II Consolidated sales (in thousands of yen)	---	---	---	44,759,600
III Ratio of overseas sales in the consolidated sales (%)	32.6	10.4	0.9	43.9

The current consolidated fiscal year (April 1, 2006 to March 31, 2007)

	Asia	North America	Other Region	Total
I Overseas sales (in thousands of yen)	13,446,676	3,893,809	464,708	17,805,194
II Consolidated sales (in thousands of yen)	---	---	---	42,652,842
III Ratio of overseas sales in the consolidated sales (%)	31.5	9.1	1.1	41.7

Notes:
1. *The regions are segmented by proximity.*
2. *The respective regions are composed of the following countries.*
   Asia: Korea, China, Taiwan and Malaysia, etc.
   North America: USA and Canada
3. *Overseas sales are the sales (including indirect exports) by the Company and consolidated subsidiaries of countries or areas other than Japan.*

(Per Share Information)

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)		Current consolidated fiscal year (April 1, 2006 to March 31, 2007)	
Net asset per share	¥1,209.93	Net asset per share	¥1,231.45
Net profit per share for the current term	¥108.05	Net profit per share for the current term	¥62.83
Fully diluted net profit per share for the current term	¥107.82	Fully diluted net profit per share for the current term	¥62.75
In the current consolidated fiscal year, the Company carried out a stock split at a ratio of 1: 1.1 of the shares of the company as of May 20, 2005, and the per share information for the previous consolidated fiscal year is as follows, on assumption that the stock split was made on the beginning of the previous consolidated fiscal year.			
Net asset per share	¥1,138.10		
Net profit per share for the current term	¥197.05		
Fully diluted net profit per share for the current term	¥195.66		

Note: Net profit per share and fully diluted net profit per share for the current term are calculated on the basis of the following:

	Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
Net profit per share		
Net Profit (in thousands of yen)	3,892,589	2,213,543
Amounts that are not attributable to common stock holders (in thousands of yen)	8,393	---
(Of these, bonuses to officers by appropriation of retained earnings)	(8,393)	(---)
Net profit for common stocks (in thousands of yen)	3,884,196	2,213,543
Average number of shares during the term	35,946,424	35,232,991
Fully diluted net profit per share		
Adjusted amount of net profit (in thousands of yen)	---	---
Increase in number of common stocks	77,228	41,361
(Of those, number of new share subscription rights)	(77,228)	(41,361)
The outline of potential shares includes no dilution in the calculation of net profit per share after dilution due to the absence of dilutive effects	One type of new share subscription right under the provisions of the Article 280-20 and the Article 280-21 of the Commercial Code (628,600 shares).	Four types of new share subscription rights issued under the former Commercial Code (798,300 shares).

(Important Events after Closing the Accounts)

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	Current consolidated fiscal year (April 1, 2006 to March 31, 2007)
Dissolution of Kei Ski Garage, Ltd. The Company adopted, at the board of directors' meeting held as of January 26, 2006, a resolution to dissolve Kei Ski Garage, Ltd., a non-consolidated subsidiary. (1) Reasons for Dissolution Kei Ski Garage, Ltd. has been engaged in manufacture and sale of skis, but since the improvement of performance cannot be expected due to deterioration in the business environment, we decided to dissolve the company. (2) Overview of the Dissolved Company 1) Trade name Kei Ski Garage, Ltd. 2) Address of head office 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture 3) Representative Kiyoshi Kanai 4) Business line Manufacture and sale of skis, purchase and sale of sports wear and accessories 5) Date of incorporation November 20, 1997 6) Capital amount ¥15 million 7) Shareholder composition Arisawa Mfg. Co., Ltd. 94% Director: Hideo Komori 3% Director: Satoru Kasuya 3% 8) Business results for the year ending March 2005 Sales ¥74 million Operating profit Δ¥8 million Ordinary profit Δ¥8 million Current net profit Δ¥8 million (3) Losses of the Company in connection with Dissolution Expected loss of ¥15,596 thousand, including waiver of loan claims is appropriated in Extraordinary losses for the current period. (4) Schedule of Dissolution We expect completion of dissolution by the end of June, 2006.	---

(Omission of Disclosure)

Disclosure of the matters for explanatory notes concerning leasing transactions, transactions with the interested parties and derivative transactions, etc., is omitted as the necessity of disclosures in the closing announcement is not great.

Individual Financial Statement

(1) Balance Sheet

Item	Note	Previous business year (As of March 31, 2006) Amount (Thousands of yen)		Com-position ratio (%)	Current business year (As of March 31, 2007) Amount (Thousands of yen)		Com-position ratio (%)	Increase or decrease against the previous year (Thousands of yen)
(Asset)								
I. Current Assets								
1. Cash and deposits			5,449,609			3,776,726		
2. Trade notes receivable	*4 *9		1,509,606			1,730,943		
3. Accounts receivable	*4		7,728,694			6,876,113		
4. Finished goods and merchandise			13,621			8,295		
5. Semi-finished goods			2,409,512			2,225,267		
6. Raw materials			1,999,584			1,662,832		
7. Work-in-progress			2,128,788			1,318,596		
8. Stores			26,590			22,437		
9. Advance payment			---			339,587		
10. Prepaid expenses			567,591			450,427		
11. Deferred taxable assets			182,192			243,700		
12. Short-term loans	*4		483,595			---		
13. Receivables	*5		133,733			175,210		
14. Others			31,072			335,632		
Allowance for doubtful accounts			Δ49,346			Δ49,125		
Total Current Assets			22,614,846	49.3		19,116,647	45.4	Δ3,498,199
II. Fixed Assets								
1. Tangible fixed assets								
(1) Buildings	*1	12,707,786			12,870,279			
Accumulated depreciation		5,971,715	6,736,070		6,401,684	6,468,595		
(2) Structures	*1	1,049,687			1,102,959			
Accumulated depreciation		632,138	417,549		684,549	418,410		
(3) Machinery and equipment	*1	20,278,196			21,118,304			
Accumulated depreciation		13,610,709	6,667,486		14,777,980	6,340,324		
(4) Vehicles and delivery equipment		154,287			176,428			
Accumulated depreciation		117,243	37,044		134,808	41,619		
(5) Tools and fixtures	*1	1,327,968			1,411,138			
Accumulated depreciation		1,088,361	239,606		1,153,686	257,452		
(6) Land	*1		1,389,464			1,391,077		
(7) Construction in progress			758,743			583,003		
Total Tangible Fixed Assets			16,245,964	(35.4)		15,500,483	(36.8)	Δ745,481

Item	Note	Previous business year (As of March 31, 2006)			Current business year (As of March 31, 2007)			Increase or decrease against the previous year (Thousands of yen)
		Amount (Thousands of yen)		Com-position ratio (%)	Amount (Thousands of yen)		Com-position ratio (%)	
2. Intangible Fixed Assets								
(1) Telephones subscription rights			9,283			9,283		
(2) Facilities utilization rights			743			247		
(3) Patent license			79,058			107,198		
(4) Software			3,307			4,222		
(5) Others			191			8		
Total Intangible Fixed Assets			92,583	(0.2)		120,960	(0.3)	28,376
3. Investments and Other Assets								
(1) Investment securities			3,098,885			2,982,268		
(2) Securities of affiliates			3,219,463			3,881,368		
(3) Contributions			189			---		
(4) Contributions to affiliates			2,190			---		
(5) Long-term loans			293,641			464,033		
(6) Long-term loans to employees			2,600			1,760		
(7) Long-term loans to affiliates			260,000			100,000		
(8) Long-term prepaid expenses			107,504			91,590		
(9) Investment real estate			747			747		
(10)Others			115,037			100,016		
Allowance for doubtful accounts			Δ168,716			Δ256,908		
Total Investment and other Assets			6,931,542	(15.1)		7,364,875	(17.5)	433,332
Total Fixed Assets			23,270,091	50.7		22,986,318	54.6	Δ283,772
Total Assets			45,884,937	100.0		42,102,966	100.0	Δ3,781,971

Item	Note	Previous business year (As of March 31, 2006)			Current business year (As of March 31, 2007)			Increase or decrease against the previous year (Thousands of yen)
		Amount (Thousands of yen)		Com-position ratio (%)	Amount (Thousands of yen)		Com-position ratio (%)	
(Liabilities)								
I. Current Liabilities								
1. Trade notes payable	*4 *9		5,271,614			3,918,574		
2. Accounts payable	*4		4,127,286			2,547,407		
3. Short-term borrowings	*1 *7		190,000			190,000		
4. Unpaid amount	*5		574,867			604,756		
5. Accrued expenses			112,013			74,228		
6. Income taxes payable			662,472			142,973		
7. Cash deposited			51,655			29,431		
8. Reserve for bonus			618,181			317,262		
9. Equipment notes payable	*9		433,223			753,760		
10. Others			29,258			21,679		
Total Current Liabilities			12,070,573	26.3		8,600,074	20.4	Δ3,470,499
II. Fixed Liabilities								
1. Deferred taxable liabilities			344,905			332,224		
2. Others			98,561			75,831		
Total Fixed Liabilities			443,466	1.0		408,055	1.0	Δ35,410
Total Liabilities			12,514,040	27.3		9,008,130	21.4	Δ3,505,909

Item	Note	Previous business year (As of March 31, 2006)			Current business year (As of March 31, 2007)			Increase or decrease against the previous year (Thousands of yen)
		Amount (Thousands of yen)		Com-position ratio (%)	Amount (Thousands of yen)		Com-position ratio (%)	
(Shareholders' Equity)								
I. Capital	*2		7,101,486	15.5		---	---	Δ7,101,486
II. Capital surplus								
1. Capital reserve		6,213,517			---			
Total capital surplus			6,213,517	13.5		---	---	Δ6,213,517
III. Earned surplus								
1. Revenue reserve		748,262			---			
2. Voluntary reserve								
(1) Dividend reserve		171,600			---			
(2) Reserve for advanced depreciation of fixed assets		4,608			---			
(3) Reserve for special account of advanced depreciation of fixed assets		41,166			---			
(4) Reserve for special redemption		4,415			---			
(5) General reserve		16,130,000			---			
3. Unappropriated retained earnings at the end of term		4,326,507			---			
Total earned surplus			21,426,561	46.7		---	---	Δ21,426,561
V. Other revaluation balance of securities			1,073,469	2.3		---	---	Δ1,073,469
VI. Treasury Stock	*3		Δ2,444,136	Δ5.3		---	---	2,444,136
Total Shareholders' Equity			33,370,897	72.7		---	---	Δ33,370,897
Total Liabilities and Shareholders' Equity			45,884,937	100.0		---	---	Δ45,884,937

Item	Note	Previous business year (As of March 31, 2006) Amount (Thousands of yen)		Previous business year Composition ratio (%)	Current business year (As of March 31, 2007) Amount (Thousands of yen)		Current business year Composition ratio (%)	Increase or decrease against the previous year (Thousands of yen)
(Net Assets)								
I. Shareholders' Equity								
1. Capital			---	---		7,117,251	16.9	7,117,251
2. Capital surplus								
(1) Capital reserve		---			6,229,282			
Total capital surplus			---	---		6,229,282	14.8	6,229,282
3. Earned surplus								
(1) Earned surplus reserve		---			748,262			
(2) Other earned surplus								
Reserve for dividends		---			171,600			
Reserve for advanced depreciation of fixed assets		---			51,440			
Reserve for special depreciation		---			564			
Contingent reserve		---			18,130,000			
Earned surplus carried forward		---			2,910,894			
Total Earned Surplus			---	---		22,012,762	52.2	22,012,762
4. Treasury stock			---	---		Δ3,210,282	Δ7.6	Δ3,210,282
Total shareholders' equity			---	---		32,149,013	76.3	32,149,013
II. Valuation and Translation Difference, etc.								
1. Other securities valuation differences			---	---		917,884	2.2	917,884
Total valuation and translation difference, etc.			---	---		917,884	2.2	917,884
III. New Share Subscription Rights			---	---		27,937	0.1	27,937
Total Net Assets			---	---		33,094,836	78.6	33,094,836
Total Liabilities and Net Assets			---	---		42,102,966	100.0	42,102,966

(2) Profit and Loss Statement

Item	Note	Previous business year (From April 1, 2005 to March 31, 2006) Amount (Thousands of yen)		Ratio (%)	Current business year (From April 1, 2006 to March 31, 2007) Amount (Thousands of yen)		Ratio (%)	Increase or decrease against the previous year (Thousands of yen)
I. Sales								
1. Sales of finished goods and merchandise	*1		41,696,008	100.0		39,672,925	100.0	Δ2,023,083
II. Cost of Goods Sold								
1. Opening inventory of finished goods and merchandise		2,594,152			2,423,134			
2. Purchases for the term		4,422,422			4,145,099			
3. Cost of manufactured goods for the term	*4	30,859,144			30,867,083			
Subtotal		37,875,719			37,435,317			
4. Transfer to other accounts	*2	Δ30,493			Δ426,941			
5. Closing inventory of finished goods and merchandise		2,423,134	35,422,091	84.9	2,233,563	34,774,811	87.7	Δ647,279
Gross Profit on Sales			6,273,916	15.1		4,898,113	12.3	Δ1,375,803
III. Selling, General & Admin. Expenses	*4							
1. Freight and packaging cost		1,065,862			1,039,750			
2. Transfer to allowance for doubtful accounts		27,353			2,903			
3. Officers' compensation		337,812			296,652			
4. Wage allowances		538,523			568,240			
5. Transfer to reserve for bonuses		95,138			56,758			
6. Transfer to reserve for retirement allowance		51,991			41,386			
7. Depreciation expense		128,992			114,736			
8. Other expenses		1,045,468	3,291,141	7.9	1,006,708	3,127,136	7.9	Δ164,005
Operating Profit			2,982,775	7.2		1,770,976	4.4	Δ1,211,798
IV. Non-operating Revenue								
1. Interest receivable		38,567			31,512			
2. Dividend receivable	*3	466,554			699,387			
3. Rent income	*3	364,493			314,070			
4. Others		350,660	1,220,275	2.9	236,316	1,281,288	3.2	61,012
V. Non-operating Expenses								
1. Interest expenses		1,077			1,595			
2. Rent expenses	*3	238,366			213,017			
3. Transfer to allowance for doubtful accounts		178,203			85,204			
4. Compensation for defects		53,246			-			
5. Loss of investment association		-			45,280			
6. Others		55,185	526,079	1.3	62,885	407,983	1.0	Δ118,095
Ordinary Profit			3,676,972	8.8		2,644,281	6.6	Δ1,032,691

Item	Note	Previous business year (From April 1, 2005 to March 31, 2006) Amount (Thousands of yen)		Ratio (%)	Current business year (From April 1, 2006 to March 31, 2007) Amount (Thousands of yen)		Ratio (%)	Increase or decrease against the previous year (Thousands of yen)
VI. Extraordinary Profits								
1. Profit on sale of fixed assets	*5	461			17,598			
2. Profit on sale of investment securities		572,864			513,965			
3. Profit from reversal of officers' retirement bonuses		127,034			---			
4. Other		---	700,360	1.7	45,637	577,201	1.5	Δ123,159
VII. Extraordinary Losses								
1. Loss on sale of fixed assets	*6	370			1,424			
2. Loss on retirement of fixed assets	*7	336,703			111,124			
3. Loss on impairment	*8	5,604			---			
4. Loss on arrangement of subsidiaries		98,700			---			
5. Loss on sale of investment securities		201,773			---			
6. Valuation loss on investment securities		152,773			---			
7. Loss on retirement of inventories		---			561,344			
8. Others		11,360	807,286	1.9	70,357	744,250	1.9	Δ63,036
Net profit before taxes			3,570,046	8.6		2,477,232	6.2	Δ1,092,814
Income taxes, inhabitant taxes and business taxes payable		1,033,000			689,000			
Adjustment of Income tax, etc.		117,494	1,150,494	2.8	31,450	720,450	1.8	Δ430,043
Current net profit			2,419,552	5.8		1,756,781	4.4	Δ662,770
Profit brought forward from the previous term			2,093,005			---		
Assumed unappropriated losses by merger			Δ186,049			---		
Unappropriated regained earnings at the end of term			4,326,507			---		

(3) Statement of Cost of Manufactured Goods

		Previous business year (From April 1, 2005 to March 31, 2006)			Current business year (From April 1, 2006 to March 31, 2007)			Increase or decrease against the previous year (Thousands of yen)
Item	Note	Amount (Thousands of yen)		Ratio (%)	Amount (Thousands of yen)		Ratio (%)	
I. Materials costs			20,386,348	65.4		19,481,146	64.8	Δ905,201
II. Labor expenses			4,097,724	13.1		4,205,708	14.0	107,983
III. Expenses			6,706,441	21.5		6,370,036	21.2	Δ336,404
(Expenses arising from outside manufactures included above)		(1,329,428)			(1,300,582)			
(Depreciation expenses included above)		(2,381,660)			(2,185,498)			
(Other expenses included above)		(2,995,352)			(2,883,956)			
Gross manufacturing expenses for the term			31,190,514	100.0		30,056,892	100.0	Δ1,133,622
Opening inventory of work-in-progress			1,797,419			2,128,788		
Subtotal			32,987,933			32,185,680		
Closing inventory of work-in-progress			2,128,788			1,318,596		
Cost of manufactured goods for the current term			30,859,144			30,867,083		

Cost calculation method is according to pre-determined unit price for raw materials, and as for processing costs, this is in accordance with simple general cost calculation by product according to the allocation rate by unit, which has adjusted the results of the previous year. The difference from the actual cost has been proportionally adjusted at the end of the term into disbursed products during the term and products at end of term, half-finished products and the balance of work in progress.

(4) Statements of Profit Appropriations and Shareholders' Equity Fluctuation

Statements of Profit Appropriations

		Previous business year (Date of approval at the general meeting of shareholders: June 29, 2006)	
Item	Note	Amount (Thousands of yen)	
I. Unappropriated retained earnings			4,326,507
II. Reversal of voluntary reserves			
1. Reversal of reserve for advanced depreciation of fixed assets		7,479	
2. Reversal of reserve for special account of advanced depreciation of fixed assets		41,166	
3. Reversal of reserve for special redemption		1,925	50,571
Total			4,377,079
III. Appropriated amount			
1. Dividends	*1	1,170,580	
2. Retained earnings			
(1) Reserve for advanced depreciation of fixed assets		62,859	
(2) Reserve for special account of advanced depreciation of fixed assets		---	
(3) General reserve		2,000,000	3,233,439
IV. Profit brought forward to the next term			1,143,639

*Note: *1 Dividend per share is ¥33 for the previous business year.*

Statement of Shareholders' Equity Fluctuation
Current Business Year (From April 1, 2006 to March 31, 2007)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus Note 1	Total earned surplus		
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	6,213,517	748,262	20,678,298	21,426,561	Δ2,444,136	32,297,427
Fluctuating amount during the current business year								
Issue of new shares	15,764	15,764	15,764					31,529
Dividend of surplus Note 2					Δ1,170,580	Δ1,170,580		Δ1,170,580
Current net profit					1,756,781	1,756,781		1,756,781
Acquisition of treasury stock							Δ766,145	Δ766,145
Fluctuating amount of items other than shareholders' equity during the current business year (net amount)								
Total fluctuating amount during the current business year (in thousands of yen)	15,764	15,764	15,764	---	586,201	586,201	Δ766,145	Δ148,414
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	6,229,282	748,262	21,264,500	22,012,762	Δ3,210,282	32,149,013

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,073,469	1,073,469	---	33,370,897
Fluctuating amount during the current business year				
Issue of new shares				31,529
Dividend of surplus Note 2				Δ1,170,580
Current net profit				1,756,781
Acquisition of treasury stock				Δ766,145
Fluctuating amount of items other than shareholders' equity during the current business year (net amount)	Δ155,584	Δ155,584	27,937	Δ127,647
Total fluctuating amount during the current business year (in thousands of yen)	Δ155,584	Δ155,584	27,937	Δ276,061
Balance as of March 31, 2007 (in thousands of yen)	917,884	917,884	27,937	33,094,836

Note: 1. Details of other earned surplus

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special account of advanced depreciation of fixed assets	Reserve for special account	Contingent reserve	Earned surplus carried forward	Total of other earned surplus
Balance as of March 31, 2006 (in thousands of yen)	171,600	4,608	41,166	4,415	16,130,000	4,326,507	20,678,298
Fluctuating amount during the current business year							
Accumulation of reserve for advanced depreciation of fixed assets Note 2		62,859				Δ62,859	---
Reversal of reserve for advanced depreciation of fixed assets Note 2		Δ7,479				7,479	---
Reversal of reserve for advanced depreciation of fixed assets		Δ8,548				8,548	---
Reversal of reserve for special account of advanced depreciation of fixed assets Note 2			Δ41,166			41,166	---
Reversal of reserve for special depreciation Note 2				Δ1,925		1,925	---
Reversal of reserve for special depreciation				Δ1,925		1,925	---
Accumulation of contingent reserve Note 2					2,000,000	Δ2,000,000	---
Dividend of surplus Note 2						Δ1,170,580	Δ1,170,580
Current net profit						1,756,781	1,756,781
Total fluctuating amount during the current business year (in thousands of yen)	---	46,831	Δ41,166	Δ3,850	2,000,000	Δ1,415,613	586,201
Balance as of March 31, 2007 (in thousands of yen)	171,600	51,440	---	564	18,130,000	2,910,894	21,264,500

Note: 2. This item reflects profit appropriation as of the general meeting of shareholders held in June 2006.

Important Accounting Policy

Item	Previous business year (April 1, 2005 to March 31, 2006)	Current business year (April 1, 2006 to March 31, 2007)
1. Valuation standards and method for securities	(1) Shares of subsidiaries and affiliates Cost method by gross average method (2) Other securities Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Valued by the gross average method at cost.	(1) Shares of subsidiaries and affiliates Same as on the left. (2) Other securities Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to net assets and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Same as on the left.
2. Valuation standards and method for derivatives, etc.	Derivatives Valued at the current price.	Derivatives Same as on the left.
3. Valuation standards and method for inventories	Products, goods, semi-finished goods, work in progress Cost method by first-in, first-out method Raw materials and stores: Valued by the gross average method at cost.	Products, goods, semi-finished goods, work in progress Same as on the left. Raw materials and stores: Same as on the left.
4. Depreciation method of fixed assets	(1) Depreciation method for tangible fixed assets: Declining balance method However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings: 15 - 31 years Machinery: 8 - 9 years (2) Depreciation method for intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	(1) Depreciation method for tangible fixed assets Same as on the left. (2) Depreciation method for intangible fixed assets: Same as on the left.
5. Treatment method of deferred assets	All new share issuance expenses are treated at the time of payment as expenses.	Same as on the left.
6. Posting standards for allowances	(1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default. (2) Reserve for bonuses In order to prepare for payment of bonuses of employees, burden amount in the current period of expected amount of payment for bonuses is appropriated.	(1) Allowance for doubtful accounts Same as on the left. (2) Reserve for bonuses Same as on the left.

Item	Previous business year (April 1, 2005 to March 31, 2006)	Current business year (April 1, 2006 to March 31, 2007)
	(3) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of liability for benefits as of the end of the business year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next business year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. ¥459,865,000 was appropriated as prepaid pension cost since the pension assets exceeded retirement benefit obligations at the end of the current business year. (Changes in Accounting Policy) From the current business year, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. As a result of this, operating profit, ordinary profit and current net profit before taxes increased by ¥1,438 thousand.	(3) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of liability for benefits as of the end of the business year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next business year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. ¥421,251,000 was appropriated as prepaid pension cost since the pension assets exceeded retirement benefit obligations at the end of the current business year.
7. Standards for conversion of foreign currency assets or liabilities to yen	Foreign currency debts and credits are converted to yen at the spot exchange rate on the date of closing of accounts and the conversion differences are treated as profit or loss.	Same as on the left.
8. Treatment method of leasing transactions	Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	Same as on the left.
9. Other important matters for preparation of financial statements	Accounting treatment of consumption tax, etc. Accounting treatment of consumption tax, etc., employs a tax-excluded system.	Accounting treatment of consumption tax, etc. Same as on the left.

Changes in Accounting Method

Previous business year (From April 1, 2005 to March 31, 2006)	Current business year (From April 1, 2006 to March 31, 2007)
(Accounting standards for impairment of fixed assets) From the current business year, accounting standards for impairment of fixed assets ("Statement of Position on Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines of Accounting Standards for Impairment of Fixed Assets" (Issue No. 6 of Application Guidelines of Accounting Standards for Business Enterprises, October 31, 2003) have been applied. As a result of this, current net profit before taxes, etc., decreased by ¥5,604 thousand. In this regard, accumulated amount of impairment losses is directly deducted from the amount of each asset, based on the revised regulations of financial statements, etc.	
---	(Accounting Standards for Representation of Net Assets in the Balance Sheet) From the current business year, "Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises, December 9, 2005) and "Guidelines for Application of Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises, December 9, 2005) have been applied. The amount equal to the previous Total Stockholder Equity is ¥33,066,898 thousand. In this regard, Net Assets in the balance sheet in the current business year is prepared in compliance with the revised rules for financial statements in connection with the revised rules for financial statements.
---	(Accounting Standards for Stock Option, etc.) From the current business year, "Accounting Standards for Stock Option, etc." (Issue No. 8 of Accounting Standards for Business Enterprises, December 27, 2005) and "Application Guidelines of Accounting Standards for Stock Option, etc." (Issue No. 11 of Application Guidelines of Accounting Standards for Business Enterprises, May 31, 2006) have been applied. As a result, operating profit, ordinary profit and current net profit before taxes, etc., decreased by ¥27,937 thousand, respectively.

Changes in Method of Notation

Previous business year (April 1, 2005 to March 31, 2006)	Current business year (April 1, 2006 to March 31, 2007)
(Balance Sheet) 1. "Loans to affiliates" (¥289,770 thousand in the current business year), which had been separately stated by the previous period, are stated in "Short-term loans," because they decreased to less than 1/100 of the total amount of assets. 2. "Short-term loans" (¥62,956 thousand in the previous business year), which had been included in "Others" in Current Assets by the previous period, is separately stated because it exceeded 1/100 of the total amount of assets.	(Balance Sheet) 1. "Short-term loans" (¥320,358 thousand in the current business year), which had been separately stated by the previous period, are stated in "Others" in Current Assets," because they decreased to less than 1/100 of the total amount of assets.
(Profit and Loss Statement) 1. "Bonuses" (¥106,466 thousand in the current business year) in Selling, General & Admin. Expenses, which had been separately stated by the previous period, are stated in "Wage allowances" in Selling, General & Admin. Expenses, because they decreased to less than 5/100 of the total amount of Selling, General & Admin. Expenses. 2. "Compensation for defects" (¥25,954 thousand in the previous business year), which had been stated in "Others" in Non-operating Expenses, is separately stated because it exceeded 10/100 of the total amount of Non-operating Expenses. 3. "Valuation loss on investment securities" (¥1,123 thousand in the previous business year), which had been stated in "Others" in Extraordinary Losses, is separately stated because it exceeded 10/100 of the total amount of Extraordinary Losses.	(Profit and Loss Statement) 1. As "Nonconformity Compensation" in Non-operating expenses, which was separately stated by the previous period (¥5,672 thousand in the current business year), reduced to less than 10/100 of Non-operating expenses, it is included in "Others" of Non-operating expenses. 2. "Valuation loss on investment securities" (¥5,424 thousand in the current business year) in Extraordinary Losses, which was separately stated by the previous period, is included in "Others" of Extraordinary Losses because it decreased to less than 10/100 of the total amount of Extraordinary Losses.

Notes

(Notes to Related Balance Sheet)

Previous business year (as of March 31, 2006)	Current business year (as of March 31, 2007)
*1 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings ¥4,325,230 (¥4,325,230) Structures ¥121,142 (¥121,142) Machinery and equipment ¥3,828,422 (3,828,422) Tools and fixtures ¥67,948 (¥ 67,948) Land ¥258,342 (¥191,025) Total ¥8,601,087 (8,533,770) Secured debt: (in thousands of yen) Short-tem borrowings ¥150,000 (¥150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*1 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings ¥3,999,730 (¥3,999,730) Structures ¥103,273 (¥103,273) Machinery and equipment ¥2,899,218 (2,899,218) Tools and fixtures ¥48,975 (¥48,975) Land ¥258,342 (¥191,025) Total ¥7,309,540 (7,242,223) Secured debt: (in thousands of yen) Short-tem borrowings ¥150,000 (¥150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
*2 Number of authorized shares and total number of outstanding shares Number of authorized shares Common stocks 130,000,000 shares Total number of outstanding shares Common stocks 36,526,129 shares	*2 ---
*3 Treasury stocks Number of treasury stocks held by the Company Common stocks 1,053,997 shares	*3 ---
*4 Assets and liabilities to affiliated companies (in thousands of yen) Notes receivable 245,542 Accounts receivable 110,615 Short-term loans 289,770 Notes payable 1,029,287 Accounts payable 468,756	*4 Assets and liabilities to affiliated companies (in thousands of yen) Notes receivable 511,467 Accounts receivable 112,757 Notes payable 582,043 Accounts payable 317,771
*5 Consumption tax, etc. payable is included in "Receivables" of Current Assets.	*5 Consumption tax, etc. payable is included in "Unpaid amount" of Current Assets.
6 Liabilities on guarantee (1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen) Eagle Co., Ltd. ¥4,000 Total ¥4,000 (2) Liabilities on guarantee for purchase debt of affiliated companies from the clients Arisawa Kenpan Co., Ltd. ¥4,286,000 (3) ---	6 Liabilities on guarantee (1) --- (2) Liabilities on guarantee for purchase debt of affiliated companies from the clients Arisawa Kenpan Co., Ltd. ¥5,292,000 (3) Guarantee obligations for deposits deposited in connection with transfer of business of subsidiaries SURFCO HAWAII, INC. ¥20,658,000 ($175,000)

Previous business year (as of March 31, 2006)	Current business year (as of March 31, 2007)
*7 The Company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current business year: (in thousands of yen) Total amount of current account overdrafts and loan commitments ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000	*7 The Company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current business year: (in thousands of yen) Total amount of current account overdrafts and loan commitments ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000
8 Restriction on dividends Increased amount of net assets is ¥1,073,469,000 due to attaching market value to the assets provided for in Article 124, item 3 of the Commercial Code Enforcement Regulations.	8 ---
*9 ---	*9 Notes to be matured at the end of the period For accounting treatment of notes to be matured at the end of the period, it is settled as of the clearance date of notes. As the end of the current period fall on a bank holiday, the notes to be matured at the end of the next period are included in the balance at the end of the period. (in thousands of yen) Notes receivable ¥244,317 Notes payable ¥136,572 Equipment notes payable ¥50,830

(Notes to Related Profit and Loss Statement)

Previous business year (April 1, 2005 to March 31, 2006)	Current business year (April 1, 2006 to March 31, 2007)
*1 As it is difficult to classify the segment of products and goods in Sales, they are appropriated en bloc.	*1 Same as on the left.
*2 Breakdown of transfer to other accounts is as follows. Transfer of own products to manufacturing cost and others Δ¥30,493,000	*2 Breakdown of transfer to other accounts is as follows. (in thousands of yen) Transfer to retirement of inventories Δ¥386,087 Transfer of own products to manufacturing cost and others Δ¥40,854
*3 Transactions with affiliates Major items and amount (in thousands of yen) Dividends received from affiliates ¥415,506 Rent from affiliates ¥342,070 Rent expenses of affiliated companies ¥229,446	*3 Transactions with affiliates Major items and amount (in thousands of yen) Dividends received from affiliates ¥672,227 Rent from affiliates ¥293,349 Rent expenses of affiliated companies ¥202,315
*4 Research and development expenses included in General and administration expenses and current manufacturing cost ¥2,695,530,000	*4 Research and development expenses included in General and administration expenses and current manufacturing cost ¥2,811,727,000
*5 Breakdown of profit from sale of fixed assets is as follows. (in thousands of yen) Machinery and equipment ¥264 Tools and fixtures ¥197 Total ¥461	*5 Breakdown of profit from sale of fixed assets is as follows. Machinery and equipment ¥17,598,000
*6 Breakdown of loss on sale of fixed assets is as follows. Machinery and equipment ¥370,000	*5 Breakdown of loss on sale of fixed assets is as follows. (in thousands of yen) Machinery and equipment ¥1,372 Vehicles and delivery equipment ¥51 Total ¥1,424

Previous business year (April 1, 2005 to March 31, 2006)	Current business year (April 1, 2006 to March 31, 2007)
*6 Loss on sale of fixed assets are ¥370, 000 from sale of machinery and equipment. *7 Loss on retirement of fixed assets are as follows: (in thousands of yen) Machinery and equipment ¥292,919 Building ¥27,541 Expense for disposal of facilities ¥9,328 Tools and fixtures ¥6,404 Vehicles and delivery equipment ¥509 Total ¥336,703	*6 Loss on sale of fixed assets are ¥370, 000 from sale of machinery and equipment. *7 Loss on retirement of fixed assets are as follows: (in thousands of yen) Machinery and equipment ¥78,163 Building ¥25,494 Tools and fixtures ¥3,125 Other ¥4,340 Total ¥111,124
*8 Loss on impairment The Company appropriated the following loss on impairment in the current business year.	*8 ---

Place	Usage	Type
Myoko-shi, Niigata Prefecture	Dormant assets	Land
Hichiso-cho, Kamo-gun, Gifu Prefecture	Dormant assets	Investment real estate property
Shirakawa-cho, Kamo-gun, Gifu Prefecture	Dormant assets	Investment real estate property

The Company makes grouping of leased assets and dormant assets by each asset based on the segment of business type. In the current business year, book value was reduced to the recoverable value with respect to the dormant assets whose market value largely decreased. The reduced amount was appropriated in Extraordinary losses as loss on impairment (¥5,604 thousand).

Breakdown is Land of ¥1,197 thousand and investment real property of ¥4,407 thousand.

In this regard, recoverable value of the assets is measured by the net sales price and evaluated on the basis of fixed assets tax valuation amount.

(Notes to Related Statement of Shareholders' Equity Fluctuation)

Current business year (From April 1, 2006 to March 31, 2007)

1. Matters concerning Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous business year (shares)	Number of shares increased in the current business year (shares)	Number of shares decreased in the current business year (shares)	Number of shares at the end of the current business year (shares)
Common stock Note	1,053,997	502,192	---	1,556,189
Total	1,053,997	502,192	---	1,556,189

Note: Increase in number of the common stock of treasury stock of 502,192 shares consists of the increase of 2,192 shares by the purchase of odd stock and the increase of 500,000 shares by the purchase based on the resolution of the board of directors.

(Notes to Related Securities)

Shares of subsidiaries and affiliates that have market value

(in thousands of yen)

	Previous business year (as of March 31, 2006)			Current business year (as of March 31, 2007)		
	Value shown on Balance Sheet	Market value	Balance	Value shown on Balance Sheet	Market value	Balance
Shares of affiliates	2,491,013	41,085,079	38,594,065	3,130,728	18,629,864	15,499,136

(Notes to Related Tax Effect Accounting)

Previous consolidated business year (as of March 31, 2006)

1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities

(in thousands of yen)

Deferred Tax Assets (current)	
Denial amount of reserve for bonuses	249,992
Denial amount of unpaid enterprise tax	63,216
Denial amount of unpaid expenses	34,197
Other	35,222
Total	382,629
Deferred Tax Liabilities (current)	
Prepaid pension cost	Δ193,325
Reserve for advanced depreciation of fixed assets	Δ5,804
Special reserve for depreciation	Δ1,307
Total	Δ200,436
Net amount of deferred tax assets (current)	182,192
Deferred Tax Assets (fixed)	
Denial amount of valuation loss on investment securities	227,824
Denial amount of retirement loss of fixed assets	82,191
Transfer to allowance for doubtful accounts exceeding allowable amount	66,763
Other	42,489
Total	419,269
Deferred Tax Liabilities (fixed)	
Other revaluation balance of securities	Δ728,863
Reserve for advanced depreciation of fixed assets	Δ34,927
Other	Δ383
Total	Δ764,174
Net amount of deferred tax liabilities (fixed)	Δ344,905

2. Breakdown of Major Items that were the causes of the difference, where there was a significant difference between statutory effective tax rate and the burden rate of corporate tax, etc., after applying tax effect accounting.

Statutory effective tax rate	40.44%
(Adjustment)	
Items permanently not includable in profits, such as dividends received	Δ3.37%
Deduction of tax amount on experiment and research expenses	Δ3.36%
Use of taxation loss brought forward	Δ2.07%
Other	0.59%
Burden rate of corporate tax, etc., after applying tax effect accounting	32.23%

Current consolidated business year (as of March 31, 2007)

1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities

(in thousands of yen)

Deferred Tax Assets (current)	
Denial amount of retirement loss of inventories	227,007
Denial amount of reserve for bonuses	128,301
Other	71,073
Total	426,382
Deferred Tax Liabilities (current)	
Prepaid pension cost	Δ177,709
Other	Δ4,972
Total	Δ182,681
Net amount of deferred tax assets (current)	243,700
Deferred Tax Assets (fixed)	
Denial amount of valuation loss on investment securities	105,459
Transfer to allowance for doubtful accounts exceeding allowable amount	102,674
Denial amount of retirement loss of fixed assets	75,164
Other	38,040
Total	321,338
Deferred Tax Liabilities (fixed)	
Other revaluation balance of securities	Δ623,224
Reserve for advanced depreciation of fixed assets	Δ30,338
Total	Δ653,563
Net amount of deferred tax liabilities (fixed)	Δ332,224

2. Breakdown of Major Items that were the causes of the difference, where there was a significant difference between statutory effective tax rate and the burden rate of corporate tax, etc., after applying tax effect accounting.

Statutory effective tax rate	40.44%
(Adjustment)	
Items permanently not includable in profits, such as dividends received	Δ7.13%
Deduction of tax amount on experiment and research expenses	Δ4.44%
Other	0.21%
Burden rate of corporate tax, etc., after applying tax effect accounting	29.08%

(Per Share Information)

Previous business year (April 1, 2005 to March 31, 2006)		Current business year (April 1, 2006 to March 31, 2007)	
Net asset per share	¥940.76	Net asset per share	¥945.02
Net profit per share for the current term	¥67.31	Net profit per share for the current term	¥49.86
Fully diluted net profit per share for the current term	¥67.16	Fully diluted net profit per share for the current term	¥49.80
In the current business year, the Company carried out a stock split at a ratio of 1: 1.1 of the shares of the company as of May 20, 2005, and the per share information for the previous business year is as follows, on assumption that the stock split was made on the beginning of the previous business year.			
Net asset per share	¥956.04		
Net profit per share for the current term	¥165.49		
Fully diluted net profit per share for the current term	¥164.33		

Note: Net profit per share and fully diluted net profit per share for the current term are calculated on the basis of the following:

	Previous business year (April 1, 2005 to March 31, 2006)	Current business year (April 1, 2006 to March 31, 2007)
Net profit per share		
Net Profit (in thousands of yen)	2,419,552	1,756,781
Amounts that are not attributable to common stock holders (in thousands of yen)	---	---
(Of these, bonuses to officers by appropriation of retained earnings)	(---)	(---)
Net profit for common stocks (in thousands of yen)	2,419,552	1,756,781
Average number of shares during the term	35,946,424	35,232,991
Fully diluted net profit per share		
Adjusted amount of net profit (in thousands of yen)	---	---
Increase in number of common stocks	77,228	41,361
(Of those, number of new share subscription rights)	(77,228)	(41,361)
The outline of potential shares includes no dilution in the calculation of net profit per share after dilution due to the absence of dilutive effects	One type of new share subscription right under the provisions of the Article 280-20 and the Article 280-21 of the Commercial Code (628,600 shares).	Four types of new share subscription rights issued under the former Commercial Code (798,300 shares).

(Significant Subsequent Events)

Previous business year (April 1, 2005 to March 31, 2006)	Current business year (April 1, 2006 to March 31, 2007)
Dissolution of Kei Ski Garage, Ltd. The Company has adopted a resolution to dissolve Kei Ski Garage, Ltd., a non-subsidiary, on January 26, 2006. (1) Reasons for Dissolution Kei Ski Garage, Ltd. has been engaged in manufacture and sale of skis, but since the improvement of performance cannot be expected due to deterioration in the business environment, we decided to dissolve the company. (2) Overview of the Dissolved Company 1) Trade name Kei Ski Garage, Ltd. 2) Address of head office 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture 3) Representative Kiyoshi Kanai 4) Business line Manufacture and sale of skis, purchase and sale of sports wear and accessories 5) Date of incorporation November 20, 1997 6) Capital amount ¥15 million 7) Shareholder composition Arisawa Mfg. Co., Ltd. 94% Director: Hideo Komori 3% Director: Satoru Kasuya 3% 8) Business results for the year ending March 2005 Sales ¥74 million Operating profit Δ¥8 million Ordinary profit Δ¥8 million Current net profit Δ¥8 million (3) Losses of the Company in connection with Dissolution Expected loss of ¥14,100 thousand, including waiver of loan claims is appropriated in Extraordinary losses for the current period. (4) Schedule of Dissolution It was dissolved as of March 31, 2006 and liquidation is to be completed by the end of June 2006.	—

Other

(1) Reshuffling of Officers

We will disclose it in "Addition to Materials for Publication of Closing (Reshuffling of Officers).
In this regard, we expect the date of additional disclosure will be May 24, 2007.

END